Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

Annual Financial Report

For the year ended 30 June 2014

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	1

Contents

CORPORATE DIRECTORY	3

CHAIRMAN’S REPORT	4

DIRECTORS’ REPORT	10

AUDITOR’S INDEPENDENCE DECLARATION	29

CORPORATE GOVERNANCE STATEMENT	30

INDEPENDENT AUDITOR’S REPORT	37

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	39

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	41

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	42

CONSOLIDATED STATEMENT OF CASH FLOWS	43

NOTES TO THE FINANCIAL STATEMENTS	44

DIRECTORS’ DECLARATION	92

SHAREHOLDER INFORMATION	93

2	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CORPORATE DIRECTORY

Directors	Ian Rodwell	- Managing Director and Chief Executive Officer
	Greg McCann	- Non-Executive Chairman
	Peter Yates	- Non-Executive Director
	Johannes De Back	- Non-Executive Director
	Mark Hauser	- Non-Executive Director

Company secretary	Andrew Bursill

Registered office	Suite 4, Level 9,
341 George Street,
SYDNEY NSW 2000
Telephone (02) 9299 9690
Fax (02) 9299 9629

Principal place of business	Australia: Suite 5, Level 1, 442-446 Beaufort Street, HIGHGATE WA 6003 Telephone +61 (08) 9227 7100 Fax +61 (08) 9227 7100	United States of America: 200 Park Avenue South, Suite 1301 New York, New York 10003

Share registry	Link Market Services Limited,
Level 9, 333 Collins Street,
Melbourne VIC 3000

Auditor	BDO East Coast Partnership
Level 11, 1 Margaret Street,
Sydney NSW 2000

Solicitor	Addisons Lawyers	Loeb and Loeb LLP
	Level 12, 60 Carrington Street,	345 Park Avenue
	Sydney NSW 2000	New York, NY 10154

Bankers	Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

Stock exchange listings	Australian Securities Exchange (ASX code: MKB)

NASDAQ Global Market (NASDAQ code: MOKO)

Listed on the ASX	27 June 2007
Listed on the NASDAQ	27 June 2014

Internet address	http://mokosocialmedia.com

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	3

CHAIRMAN’S REPORT

CHAIRMAN’S REVIEW

HIGHLIGHTS:

•	More than 70,000 downloads of REC*IT in only 2 weeks since semester programming launch, appearing in the Top 10 of the Apple App Store’s Sport Category
•	Native iOS Blue Nation Review (BNR) App launched
•	BNR reaches more than 3.2 million unique visitors in August, 52% from mobile devices
•	VOYCIT non-partisan political community App set to launch Q4 2014
•	New Speakiesy college social/community App to launch in December 2014
•	New RunHaven and RaceAdvizor Apps to debut December 2014 and January 2015
•	Acquisition of Tagroom.com

MOKO is a Community Builder.

We develop and brand mobile social networks for tailored audiences.

We provide a mobile community to large, like-minded groups of people to socialize and communicate around their common interests.

Introduction

The past year has been a transformational year in the development of your company. We have launched products into the US market, initiated new product development for near term launches, formed significant relationships with key content, sales and marketing partners, expanded our team, opened two new US offices (New York City and Alexandria, near Washington DC) and listed the Company on NASDAQ. In February, our first US based Non Executive Director, Mark Hauser, joined the board. I welcome Mark to the board and especially thank him for his contribution throughout the NASDAQ listing process.

Although we still retain a technical development and R&D team in Perth, Western Australia, the majority of staff are now American and will be headquartered in the new Alexandria office. This is the main hub of operations and the new location of our CEO Ian Rodwell.

MOKO’s product development now has three core areas of focus including several “pods”. These core areas are:

•	College & university students and student athletes
•	Politics
•	Running, health and fitness

Product Strategy – owning a targeted monthly active user (MAU)

MOKO identified three heavily populated categories and has developed a suite of digital assets consisting of websites, mobile sites, and mobile apps designed to offer unequalled user engagement amongst likeminded individuals. To address these target markets and sectors, MOKO’s portfolio will include, by the end of Q1 2015, seven standalone platforms and apps dedicated to these targeted audiences.

MOKO has launched, is beta testing, or is in the final development phase of the following platforms:

•	REC*IT – a college intramural sports, fitness and leisure app
•	RunHaven/RaceAdvizor – a web/ mobile site and app designed for the US running community
•	Blue Nation Review (BNR) – a web/mobile site and app for progressive politics commentary
•	VOYCIT – a community-based user generated content app
•	Speakiesy – a campus-specific collegiate social community app
•	Tagroom.com – news and entertainment app

In addition to the existing digital products, MOKO is set to announce the expansion of products and activities in these defined markets in a manner that enables the company to fully complete, market and successfully launch the seven apps through 2015. The company’s 2015 core objective is to leverage these destinations and actively engage multiple millions of monthly users.

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CHAIRMAN’S REPORT

Key REC*IT statistics

Although it has only been a couple of weeks since the formal launch of on-campus activities to fewer than 50% of the universities under contact, the REC*IT App has already ranked in the top 10 of the Apple App Store’s Sports category.

The initial data is solid and we are seeing activity levels where the average user is visiting the app at least daily and have already generated over 100 page views per user so far per month. October and November are expected to be the initial peak months for REC*IT growth, before a dip in December due to the holiday period, and then ramping up again in late January as the second (Spring) semester unfolds. We are confident that adoption will increase due to further rollouts and the announcement of the tuition sweepstakes.

REC*IT Marketing

MOKO’s first collegiate app has now been officially launched and is being rolled out across more than 850 US universities. Further, the intramural or recreational programs start progressively throughout the year with some key programs starting in the second half of the semester.

As part of REC*IT’s marketing, MOKO has planned several initiatives to run in sequence or in parallel to each school’s own academic or sporting program calendars. The first of these marketing activities was the delivery of physical collateral such as banners, brochures and merchandise – our starter kits. These were delivered to REC directors and campus administrators, who in turn, placed the items around their REC centers, gymnasiums and other venues for the various student registration events.

In September we launched the first of the digital marketing initiatives with pleasing results. These were a series of email blasts and IMLeagues “message center” notifications that were either sent from the REC departments or from the IMLeagues database. These resulted in a better than 50% conversion rate and these communications will be structured and sent periodically in October and November to coincide with each school’s programing schedules.

MOKO has also organized a series of on-campus initiatives where students recruited and trained by our marketing team will set up stands and REC*IT kiosks in high traffic areas. These will actively promote the REC*IT app and link it to the “Win Your Tuition” sweepstakes competition. This activity will run through Thanksgiving and the end of November return to campus.

Speakiesy

MOKO is currently finalizing the planned launch of its Speakiesy social app, specifically focused on the college market. The design and rationale for the app comes as a result of student focus group data received during the initial development and pilot phase of REC*IT. Speakiesy draws comparisons to the original launch of Facebook, which then was school specific. The only way a student will be able to join their specific college’s community is with an official university email account (.edu), thus preventing outsiders from access to the app’s content.

The deliberate design of a “closed circuit” app means that users can only engage within their own college community without interference from unwanted non-student body interactions. The app will also feature the ability to follow and post content anonymously, as well as from established profiles. The app will be closely monitored with all visual content being screened via the MOKO moderation system as a failsafe to protect students and schools from undesirable content.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	5

CHAIRMAN’S REPORT

BNR and VOYCIT

MOKO’s political group, under the BNR platform, is witnessing a rapidly growing and engaged audience created from the emergence of BlueNationReview.com. The September launch of the first native iOS BNR App will be followed by an Android version due for release at the end of October.

The positive growth of BNR has led to the development of VOYCIT, the non-partisan political group and community app. The creation of the app is well underway and on track for launch mid Q4 2014; perfectly timed for the heightened 2015 political US cycle featuring the Presidential election buildup to the primary races. VOYCIT is designed to be a non-partisan, user-generated content app that empowers users to create and/or choose to follow “Groups” devoted to specific issues, candidates or causes. VOYCIT is designed to enable both active office holders and aspiring candidates to create customized content channels within the VOYCIT platform. This will enable them to engage and interact with other members/users. In addition to message propagation, the app can dramatically impact local and national fundraising, petition awareness, the establishment of localized activist groups and/or the organizing of local protests and rallies.

Since launching in May, BNR has grown to attract over 3.2 million unique visitors a month, making it one of the top political news and commentary sites in the US. The BNR Facebook page (and its sister page “Progressive America”) now has over 600,000 fans combined and our content reaches more than 16 million people every week, with 62% of our fans being women.

BNR is also being quickly recognized by key political groups and operatives as a hub for relevant media and the go-to community representing today’s progressive agenda. In September BNR’s Executive Editor Jimmy Williams was invited to participate in the important Democratic event – the “Harken Steak-Fry” – in Iowa, where Hillary and Bill Clinton headlined.

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CHAIRMAN’S REPORT

RunHaven and RaceAdvizor

MOKO recognized that the general endurance sports, health and fitness category is a major market opportunity in the US, and is underserved by current mobile and web-based technologies. Currently, there are more than 30,000 running races or events in the US each year, which draw over 50 million participants.

RunHaven was developed for this audience and has successfully attracted an audience of 360,000 (Likes) Facebook followers. Harnessing the feedback and our knowledge of the market, a redesigned web and mobile platform re-launch, as well as the launch of an app of the same name, is set for Q4 2014. In addition to RunHaven, MOKO will rollout a new sister app called RaceAdvizor in Q1 2015.

RunHaven is set to be the go-to online and mobile destination for users passionate about running. The app is designed to be a complete one-stop destination for all things running; with significant digital touch points dedicated to Reading, Racing, Shopping and Sharing.

RunHaven currently delivers daily content (Read) produced by 32 contributing runners representing 21 States in the US, Canada and Australia. RaceAdvizor will be one of the country’s largest online databases with over 30,000 events (Race). Through RaceAdvizor, runners will be able to search and choose their next race, whether it is across town or across the country. Runners will also be able to read/write race reviews and view/share race photos. MOKO is partnering with Pacers Running Stores with the goal of creating a dedicated RunHaven online Store (Shop). This will enable our community to get all of their running products without ever leaving our site. The new sites will include a Forum and Photo Albums (Share) to allow runners to interact with one another as a community.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	7

CHAIRMAN’S REPORT

Tagroom.com

Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers. Tagroom publishes popular leisure content from across the internet such as viral and trending news, product discoveries and engaging videos. The beta launch has generated upwards of 5 million monthly page views. According to Alexa.com (an Amazon company that measures global internet traffic and user engagement), Tagroom.com is also experiencing exceptional user engagement; average daily users spend more than 11 minutes on the site.

The addition of Tagroom.com to MOKO’s portfolio is synergistic with the company’s overall audience profile and provides marketers and brands with direct access to coveted hard to reach audiences. Brands and agencies seeking to engage with young adults will find Tagroom complete with a host of native advertising offerings.

MOKO is in the process of developing a dedicated native mobile app for Tagroom with the intention of cross-promoting it across its other properties. The acquisition of Tagroom also brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

8	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CHAIRMAN’S REPORT

MISSION FOR 2015

During the past 12 months MOKO has grown well beyond just REC*IT. As I mentioned in the opening, by the end of the first quarter 2015, the Company will have multiple products operating in key US demographic markets. The company’s mission for the next 12 months is to build a combined monthly active user base in the multiples of millions. We believe that this will build substantial overall value in MOKO and provide a basis to grow revenues into a profitable business. The key point is the objective for MOKO to grow, control and monetise a highly targeted and engaged user base, but with sufficient diversity to alleviate seasonality and have multiple shots at goal.

Yours sincerely

Greg McCann

Chairman

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	9

DIRECTORS’ REPORT

The directors present their report together with the financial statements, on MOKO Social Media Limited, and its controlled entities (Consolidated Entity or MOKO), for the year ended 30 June 2014 and the auditor’s report thereon.

Directors

The following persons were directors of MOKO Social Media Limited during the whole of the financial year and up to the date of this report, unless otherwise noted:

Ian Rodwell	-	Chief Executive Officer and Managing Director
Greg McCann	-	Non-Executive Chairman
Johannes De Back	-	Non-Executive Director
Peter Yates	-	Non-Executive Director
Mark Hauser	-	Non-Executive Director (joined 1st February, 2014)

Principal activities

During the year the principal continuing activity of the Consolidated Entity was the development and branding of mobile social networks for tailored audiences to enable mobile communities of large, like-minded groups of people to socialize and communicate around their common interests.

Dividends

No dividends were paid or declared during the year (2013: $nil).

Review of operations

MOKO Social Media Limited is organized into four operating segments: Mobile Social, Mobile Advertising, Mobile Content and Mobile Commerce and during the fiscal 2014 year, the principal products and services of each of these operating segments were as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat product business which currently represents legacy activities of our initial platform monetization efforts and is of less significance and priority than it has been historically.
Mobile Advertising	MOKO’s proprietary performance based, U.S. mobile ad network which more recently has been transitioning its business strategy to work directly with advertisers and targeting specific industry sectors (or verticals) including Mobile Games, Mobile Apps, Financial Services and Digital Publishing to allow it to provide advertisers with direct opportunities to place ads in MOKO properties such as REC*IT, Blue Nation Review, RunHaven and others. This segment represents MOKO’s core operating segment and contains the mobile community development business to be monetized via customized mobile social advertising.
Mobile Content	MOKO’s inactive UK division that historically bundled and sold mobile content and entertainment products direct to mobile consumers and which represents the discontinued operations reported in the fiscal 2013 prior year results; and
Mobile Commerce	MOKO’s Australian based, online, flash sales and aspiring e-commerce product sales business, Deals I Love (Australia) Pty Ltd, which sells merchant products to customers through its website, www.dealsilove.com.au and was acquired in July 2013.

Further Details in relation to the review of operations are contained within the Chairman’s report on page 4 to 9 and a financial overview commentary follows.

Financial overview

MOKO earned total revenue for the year ended 30 June 2014 (‘2014’) of $8,228,151 versus $15,149,480 in the prior year ended 30 June, 2013 (‘2013’) and the comparative year included $9,128,887 from discontinued operations. The 2014 revenues from continuing operations increased by 37% to $8,228,151 (2013: $6,020,593). The loss for the 2014 year was $13,596,459 compared with a 2013 loss of $6,278,079 and the comparative year included a loss of $1,566,785 from discontinued operations. The 2014 loss from continuing operations increased by 189% to $13,596,459, (2013: $4,711,294).

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DIRECTORS’ REPORT

MOKO’s net asset position at 30 June 2014 was $11,616,698, an increase of 304.3% over the prior year, at $2,873,372 and largely reflecting the increased cash and equivalent assets of $9,878,011 up from $2,519,186.

Comparison of Twelve Months Ended June 30, 2014 to Twelve Months Ended June 30, 2013 for continuing operations

Revenue

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$8,228,151	$6,020,593	$2,207,558	36.7

For 2014, revenue from continuing operations was represented by Mobile Social of $882,393, Mobile Content of ($30,945), Mobile Advertising of $3,102,132 and Mobile Commerce of $4,274,571.

Mobile Social decreased its revenue to $882,393 (2013: $1,251,864) given its decreasing focus within our activities and the continuation of divesting of products and services within this operating segment during the year, including the sale of m-Buzzy, which was sold in August 2013. Ongoing revenues are earned within this segment from our MOKO-CHAT product in Australia.

The Mobile Content segment did not operate during the period, although a minor negative revenue adjustment of ($30,945) was recognised after the sale and cessation of MOKO’s U.K. operations in the fourth quarter of 2013 (2013: $368,118). There are presently no active plans to re-activate this operating segment.

Mobile Commerce became active on 1 July 2013 when MOKO completed a business combination by acquiring a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (“DIL”) for the purpose of expanding into the growing mobile commerce sector. This acquisition represents the Mobile Commerce segment. During the fiscal year, DIL contributed consolidated revenue of $4,274,571 (2013: nil). The second half of fiscal 2014 underperformed the first half due to seasonality fluctuations and challenging competitive conditions.

Mobile Advertising revenue for the 2014 fiscal year was $3,102,132 (2013: $4,400,611). The decrease reflected dampening market conditions for the historical business activities of OfferMobi (OM) and a re-positioning by the Board to focus OM as a service provider to customized mobile social advertising projects such as REC*IT, Run-Haven and Blue Nation Review, which are on the cusp of being monetised. Pleasingly, the second half of the fiscal year outperformed the first half as a result of new management and a renewed business model.

We expect consolidated revenues to increase upon commercialization of the customized mobile social advertising projects such as REC*IT, RunHaven and Blue Nation Review towards the end of calendar 2014 and into early 2015, but because these projects are not yet commercialized there remains a material uncertainty over this expectation.

Other income and revenue

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$386,998	$8,813	$378,185	4,291.2

For 2014, Other income and revenue comprises $172,655 of government grant revenue for Mobile Social (2013: nil), $109,493 proceeds and gain from the sale of a Mobile Social business, mBuzzy in August 2013 (2013: nil), and interest income of $104,850 (2013: $8,813) which reflects higher average cash and cash equivalent balances held during the year.

Fair value gained on deferred contingent consideration

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$383,933	$1,829,653	($1,445,720)	(79.0)

For 2014, the fair value gain on deferred contingent consideration of $383,933 is the reversal, due to early settlement in October 2013 of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC (‘Howmark’) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. For 2013, this comprised the reversal of previously recognised deferred contingent acquisition consideration payable as a result of being unearned. For OfferMobi, $1,123,843 was unearned consideration which resulted from certain financial performance results in fiscal 2013 being less than required maximum hurdle rates; and for All Night Media Limited (Mobile Content), $631,572 deferred contingent consideration was cancelled and $74,238 initial consideration was reimbursed as a result of a post-acquisition agreement with the seller.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	11

DIRECTORS’ REPORT

Expenses

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$23,649,446	$13,560,947	$10,088,499	74.4

Expenses are classified, discussed and analysed below in four sections as (i) costs of providing goods and services, (ii) selling, general and administrative expenses, (iii) depreciation and amortisation, and (iv) impairment of goodwill.

Costs of providing goods and services

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$6,536,820	$4,330,167	$2,206,653	51.0

For 2014, costs of providing goods and services related to the operating segments of Mobile Social of $403,260 (2013:$578,571), Mobile Content of ($24,974) (2013:$321,046) , Mobile Commerce of $3,092,258 (2013: nil) and Mobile Advertising of $3,066,276 (2013:$3,430,550). The movement in costs was commensurate with the movement in revenues for Mobile Social and Mobile Advertising. Mobile Commerce had no prior comparative costs as it was acquired on 1 July 2013 and Mobile Content was inactive.

Selling, general and administrative expense

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$15,888,388	$6,676,120	$9,212,268	138.0

For 2014, MOKO’s selling, general and administrative expenses increased as a result of a general expansion in MOKO’s business operations within the Mobile Advertising segment and in the US particularly and the Mobile Commerce segment in Australia as a result of an acquisition. The corporate expenses of the recent NASDAQ listing and share based payments expense, also contributed.

Particularly large increases in expenses for 2014 versus 2013 year were as follows:

—Legal and professional fees: an increase of $1,583,476 or 96.5% from $1,640,327 in fiscal 2013 to $3,223,803 in 2014 due primarily to one-off legal and advisory fees in relation to NASDAQ as well as increased accounting, audit and company secretarial fees, share registry fees and a general increase in communications, financial and investment community engagement fees (particularly from within the United States of America).

—Share based payments: an increase of $4,710,225 or 1,083.5% from $434,743 in 2013 to $5,144,968 in 2014 due principally to Director and American employee and contractor option issuances as a substitute for cash based remuneration.

—Marketing expenses: an increase of $988,478 or 308.4% from $320,481 in 2013 to $1,308,959 in 2014 due mostly to the acquisition of Deals I Love which operated as MOKO’s subsidiary for the whole of 2014 (2013: nil) as well as an increase in Mobile Advertising User acquisition costs for the customised mobile social advertising business of $471,691 (2013: nil).

—Administration expenses: an increase of $695,010 from $332,800 in 2013 to $1,027,810 in 2014 mostly due to one-off listing and printing fees in relation to NASDAQ and a general increase in insurance costs for US coverage.

The largest cash component of selling, general and administrative expense (employee benefits expenses) increased by $1,286,074 or 51.2% from $2,510,446 to $3,796,520 in 2014 due to a large increase in average headcount as a result of the expansion in the Mobile Advertising segment (and particularly in the US) and the Mobile Commerce business segment, via the Deals I Love acquisition. The employee benefits expenses incurred in Mobile Social operating segment declined in 2014 versus 2013 as there was a higher segment cost base for part of 2013 that was subsequently reduced via terminations and re-allocation of remaining costs into Mobile Advertising.

Depreciation and amortisation

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$1,224,238	$1,067,523	$156,715	14.7

Depreciation decreased by $185,063 in 2014 to $42,475 due to decreased levels of computer equipment depreciation associated particularly with the m-Buzzy disposition. Amortization increased by $341,778 above the prior year to $1,181,763 due to greater values of finite life intangible assets being held and periodically amortized as a result of the Deals I Love and OfferMobi acquisitions.

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DIRECTORS’ REPORT

Impairment of goodwill

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$-	$1,487,137	($1,487,137)	(100.0)

Impairment of goodwill for 2014 was nil and for 2013 was $1,487,137 which related to the write-down of the previously unrecoverable carrying value of assets for mBuzzy of $772,675 (which has been subsequently disposed) and All Night Media Limited of $714,462 after the business reflected post-acquisition underperformance and was legally claimed on by MOKO’s against the seller before being closed down.

Income tax benefit

Twelve Months Ended June 30, 2014	Twelve Months Ended June 30, 2013	Increase (Decrease)	% Change
$1,053,905	$990,594	$63,311	6.4

For 2014, the income tax benefit from continued operations increased by $63,311 above 2013 to $1,053,905 as a result of the increase in MOKO’s Research and Development tax offset (cash rebate) received from the Australian Taxation Office from $1,082,953 in 2014 versus $1,008,231 in 2013 and a small offsetting current tax expense of $29,048 in 2014, versus $17,637 for US state taxes. MOKO has not and does not recognize the carry forward of unused tax losses and unused tax credits and given it has historically traded unprofitably, it is currently less than probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Subject to continuing to satisfy AusIndustry and Australian Taxation Office regulations and laws, we currently expect to receive concessional income tax treatment in the current financial year similar to that which we have had historically.

Liquidity and Financial Position

MOKO’s 30 June 2014 reporting date cash and cash equivalents (‘cash’) was $9,878,011 (2013: $2,519,186) and the net assets were $11,616,698 (2013: $2,873,372). Working capital, (defined as current assets less current liabilities) increased to $7,523,168 (2013: ($1,563,634)) and pertained largely to the increase in balance date cash and to a lesser extent, lower current liabilities.

The operating cash outflow for the year increased by 300% to $7,067,727 (2013: $1,768,876) reflecting the increased losses. Investing cash outflows decreased by 61% to $699,506 (2013: $1,785,110) due primarily to reduced payments for the acquisition of the OfferMobi business in this year, compared to 2013. The financing cash inflows increased by 237% to $15,151,403 (2013: $4,496,858) courtesy of net share issue proceeds of $16,269,600 (2013: $3,227,293) and net debt repayment of $1,118,197 (2013: net debt proceeds of $1,269,565).

In addition, as part of its U.S. Initial Public Offering (‘U.S. IPO’), on 27 June 2014, MOKO listed 1,100,000 American Depositary Shares (“ADSs”) on NASDAQ where each ADS represents forty fully paid ordinary shares of MOKO. The public offering price was USD$7.50 per ADS, representing a total amount raised of US$8,250,000 before underwriting commissions and transaction costs.

The cash proceeds from the U.S. IPO was received subsequent to year end and does not form part of the cash, net asset or working capital figures noted above.

Outlook

The results of the revised strategy implementation for Mobile Advertising are not yet reflected in MOKO’s operating results or cash flows and these are expected to formulate during the latter part of calendar 2014 year and more fully into 2015.

Significant changes in the state of affairs

On 1 July 2013 MOKO Social Media Ltd acquired a 51% controlling equity interest in Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL), for total consideration of $40,000. The fair value consideration was settled by way of issue of 400,000 unlisted options over fully paid ordinary shares on 15 May 2014, exercisable at $0.10 each on or before 28 November 2015. The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector and enhancing its mobile revenue streams. The DIL acquisition formed MOKO’s Mobile Commerce segment.

During the quarter ended 30 September 2013 and including a settlement in lieu of services on 31 October 2013, MOKO issued a total of 54,250,000 fully paid ordinary shares at an issue price of $0.04 per share to raise proceeds of $2,170,000 before transaction costs.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	13

DIRECTORS’ REPORT

On 4 April 2014 MOKO issued 38,100,000 fully paid ordinary shares at an issue price of $0.21 per share which raised proceeds of $8,001,000 before transaction costs.

On 27 June 2014 and as part of its U.S. Initial Public Offering, MOKO listed 1,100,000 American Depositary Shares (“ADSs”) on NASDAQ where each ADS represents forty fully paid ordinary shares of MOKO. The public offering price was USD$7.50 per ADS, representing a total amount raised of US$8,250,000 before underwriting commissions and transaction costs.

Matters subsequent to the end of the financial year

Other than the matters described in Note 31 to these financial statements, there has not arisen in the interval between the end of financial year and the date of this report any item, transaction or event of a material and usual nature likely, in the opinion of the directors, to affect significantly the operations of the Consolidated Entity, the results of those operations, or the state of affairs of the Consolidated Entity in future financial years.

Likely developments and expected results of operations

Comments on expected results of certain operations of the Consolidated Entity are included in this annual report under the Chairman’s report.

Further information on likely developments in the operations of MOKO Social Media and the expected results of operations have not been included in this annual financial report because the directors believe it would be likely to result in unreasonable prejudice.

Environmental regulation

The Consolidated Entity is not subject to any significant environmental regulation under Australian or international laws

Greenhouse, gas and energy data

The Consolidated Entity is not subject to the reporting requirements of either the Energy Efficiency Opportunities Act 2006 or the National Greenhouse and Energy Reporting Act 2007 due to size and scale of its operations.

Information on directors

Gregory Ronald McCann (Non-Executive Chairman)

61 years. Director since 24 April 2007.

Experience and expertise

Mr McCann is currently the Managing Director and principal of the Excentor Group of companies, an independent software and consulting services supplier to the Asia Pacific region. Greg was previously a partner with Deloitte for 24 years and has held a number of senior leadership roles, including Managing Director for Deloitte Consulting/ICS in Australia, a systems integrator specialising in the implementation of enterprise applications.

Mr McCann is also Chairman of Tel.Pacific Limited, former Chairman of NBN Tasmania Limited, and on the Board of the law firm, Lander and Rogers. He is a fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

Other current directorship

Tel.Pacific Limited

Former directorships in the last 3 years

NBN Tasmania Limited

Special responsibilities

For the majority of the financial year, Mr McCann’s role progressively built into an Executive Chairman position for the purposes and completion of the NASDAQ listing, which occurred on 27 June 2014, and where-after he resorted to his usual Non-Executive Director position.

Non-Executive Chairman of the Board of Directors and Member of the compensation committee

Interest in shares and options at date of this report

Shares:	13,444,444	fully paid ordinary shares – Indirectly held
	20,000,000	performance shares – Indirectly held
Options:	12,500,000	(5,000,000 options expiring 30 July 2016, exercisable at $0.042 each) – Indirectly held
		(2,500,000 options expiring 13 June 2015, exercisable at $0.05 each) – Indirectly held
		(5,000,000 options expiring 28 Nov 2015, exercisable at $0.40 each) – Indirectly held

14	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

Ian Michael Rodwell (Managing Director and Chief Executive Officer)

52 years. Director since 18 August 2008.

Experience and expertise

Mr Rodwell is the founder of MOKO Social Media. He has over 23 years of experience in corporate and consumer design and multimedia and has owned and operated several businesses specialising in this field. He has worked in Australia, Singapore, UK and the US, managing projects for many international companies including McKinsey, BMW, UniLever, and MTV. In the consumer area, Mr Rodwell led projects for several of the world’s biggest names in sport including Manchester United FC; The All Blacks; Adidas; and several top tennis stars such as Anna Kournikova and Lleyton Hewitt. His role includes the oversight of all MOKO’s strategic planning and product development.

Other current directorships

None

Former directorships in the last 3 years

None

Special responsibilities

Chief Executive Officer and Member of the audit committee

Interest in shares and options at date of this report

Shares: 132,917 fully paid ordinary shares – Directly held

5,575,000 fully paid ordinary shares – Indirectly held

Options: 10,325,000

(325,000 options expiring 13 June 2015, exercisable at $0.05 each) – Indirectly held

(10,000,000 options expiring 28 November 2015, exercisable at $0.40 each) – Indirectly held

Johannes Rudolf De Back (Non-Executive Director)

45 years. Director appointed 1 April 2010.

Experience and expertise

Mr De Back was formerly the CEO of Cliq Digital and co-founder and CEO of Triscreen Media Group, managing a number of companies providing interactive media solutions. Mr De Back previously worked as a lawyer for several international firms, specialising in mergers and acquisitions with a focus on telecom, media and entertainment. In 1999 he co-founded Telitas Benelux, one of the first and most successful mobile content providers in Europe. In 2002 Telitas was sold to Index for €50 million, and Johannes went on to form the Triscreen Media Group, which has built six offices worldwide with activity in over 35 countries. In 2010, Triscreen Media merged with Blinck International B.V. to form Cliq Digital.

Other current directorship

Nil

Former directorships in the last 3 years

Cliq Digital AG (Frankfurt Stock Exchange)

Special responsibilities

Nil

Interest in shares and options at date of this report

Shares: 40,297,710 fully paid ordinary shares – Indirectly held

Options: 16,400,000

(6,000,000 options expiring 28 November 2015, exercisable at $0.10 each) –Directly held

(5,000,000 options expiring 30 July 2016, exercisable at $0.042 each) – Indirectly held

(400,000 options expiring 28 November 2015, exercisable at $0.10 each – Indirectly held

(5,000,000 options expiring 13 June 2015, exercisable at $0.05 each) – Indirectly held

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	15

DIRECTORS’ REPORT

Peter Yates (Non-Executive Director)

54 years. Director appointed 14 October 2008.

Experience and expertise

Peter is Deputy Chairman of The Myer Family Investments Pty Ltd, a Director of AIA Australia Limited and MOKO.mobi. He is Chairman of the Royal Institution of Australia, the Australian Science Media Centre, the Faculty of Business and Economics at Melbourne University, the Royal Children’s Hospital Foundation and the Shared Value Project and Deputy Chairman of Asialink.

Peter is a Director of the Royal Children’s Hospital, the Centre of Excellence for Quantum Computation and Communication Technology and the Centre for Independent Studies.

From 2004-2007 Peter was Managing Director of Oceania Capital Partners and held the position of Chief Executive Officer of Publishing and Broadcasting Limited from 2001-2004. Until 2001 he worked in the Investment Banking industry including 15 years with Macquarie Bank. He holds a Doctorate of the University from Murdoch University, a Masters degree from Stanford University Graduate School of Business and a Commerce degree from Melbourne. He speaks Japanese, having studied at Keio University in Tokyo.

Peter has been a director of Publishing and Broadcasting, Crown Ltd, Foxtel Ltd, The Nine Network, Ninemsn, ticketek, Veda Ltd, Oceania Capital Partners Ltd, the National Portrait Gallery, The Melbourne International Arts Festival, the Australian Chamber Orchestra and the Australia-Japan Foundation.

In the June 2011 Queen’s Birthday Honours, Peter was awarded a Member of the Order of Australia for service to education, to the financial services industry and to a range of arts, science and charitable organisations.

Other current directorships

AIA Australia Limited

Former directorships in the last 3 years

Nil

Special responsibilities

Chairman of the compensation committee and Member of the audit committee

Interest in shares and options at date of this report

Shares:  48,163,402 fully paid ordinary shares – Indirectly held

Options: 7,164,555

(6,164,555 options expiring 13 June 2015, exercisable at $0.05 each) – Indirectly held

(1,000,000 options expiring 28 November, exercisable at $0.40 each) – Indirectly held

Mark Hauser (Non-Executive Director)

56 years. Director appointed 1 February 2014.

Experience and expertise

Mr. Hauser is a Senior Managing Director of OFS Management, the manager of OFS Capital Corp., a publicly listed business development company. Mr. Hauser founded and leads the firm’s small business investment fund which makes loans and structured equity investments to private family businesses.

Mr. Hauser is also the founder and Managing Director of Tamarix Capital Corporation. Tamarix invests in private, family-owned businesses assisting them in their growth strategies, both in the United States and internationally.

Previously, he was a Senior Managing Director at Sandell Asset Management, a multi-strategy fund where he headed the global private equity business. Prior to Sandell, Mr. Hauser was a Managing Director at FdG Associates, a private equity fund focused on investing in family-owned businesses.

He has served as an officer and on the boards of directors of numerous public and private companies and he has been a guest speaker and participated on panels involving global middle-market private equity investing and issues facing family businesses.

Mr. Hauser began his career as a corporate attorney, practicing with Rogers & Wells in New York, Simons & Baffsky in Sydney, and Simmons & Simmons in London.

He holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science.

He has served on the boards of various philanthropic organizations and is a member of various clubs and societies including Young Presidents Organization/World Presidents Organization and The Economic Club of New York.

16	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

Other current directorships

Nil

Former directorships in the last 3 years

Nil

Special responsibilities

Chairman of audit committee and Member of compensation committee

Interest in shares and options at date of this report

Shares:  Nil

Options: 8,000,000

Options held on appointment (1 February 2014)

(2,000,000 options expiring 30 June 2015, exercisable at $0.04 each) – Directly held

(1,000,000 options expiring 30 June 2015, exercisable at $0.03 each) – Directly held

(1,000,000 options expiring 30 June 2015, exercisable at $0.04 each) – Directly held

(1,000,000 options expiring 30 June 2015, exercisable at $0.02 each) – Directly held

(1,000,000 options expiring 30 June 2015, exercisable at $0.11 each) – Directly held

Options granted during the period

(2,000,000 options expiring 31 January 2016, exercisable at $0.20 each) – Directly held

Company Secretary

The Company Secretary is Mr A W Bursill. Mr Bursill was appointed to the position of Company Secretary on 24 April 2007. Mr Bursill holds the position of company secretary for a number of other listed and non-listed entities. Mr Bursill is a member of the Institute of Chartered Accountants in Australia.

Meetings of directors

The number of meetings of the Company’s Board of Directors (including meetings of committees of directors) held during the year ended 30 June 2014, and the numbers of meetings attended by each director were as follows:

	Director meetings	Meetings of committees
		Audit (1)	Compensation (2)
Meetings held	12	1	1
Meetings attended
G McCann	12	-	1
I Rodwell	12	1	-
J De Back	9	-	-
P Yates	10	1	1
M Hauser (3)	3	1	1

(1)	The committee was formed on 28 February, 2014.

(2)	The committee was formed on 28 February, 2014.

(3)	Represents the number of meetings held and attended during the time the director held office or was a member of the relevant committee, between appointment date of 1 February 2014 and the year end.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	17

DIRECTORS’ REPORT

Remuneration report (Audited)

The Remuneration Report, which has been audited, outlines the director and executive remuneration arrangements for the Consolidated Entity and the Company, (MOKO), in accordance with the requirements of the Corporations Act 2001 and its Regulations.

The Remuneration Report is set out under the following headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share-based compensation.

A.	Principles used to determine the nature and amount of remuneration

The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following criteria for good reward governance practices:

•	competitiveness and reasonableness
•	acceptability to shareholders
•	performance linkage / alignment of executive compensation
•	transparency
•	capital management.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors’ remuneration is clearly distinguished from that of executives. Remuneration is determined by the Compensation committee.

The remuneration structure for directors, company secretary and senior managers is based on the following factors:

•	experience of the individual concerned
•	the overall performance of the market in which the Consolidated Entity operates
•	the overall performance of the Consolidated Entity.

Non-executive director remuneration

The ASX Listing Rules requires that the aggregate non-executive directors’ remuneration shall be determined periodically by a general meeting. Aggregate fixed remuneration for all non-executive directors as determined by the Board is not to exceed $250,000 per annum. Directors’ fees cover all main board and committee activities.

The level of non-executive directors’ fixed fees as at the reporting date is as follow:

Name	Non-executive directors’ fees
G McCann	$100,000 per annum
J De Back	$30,000 per annum
P Yates	$30,000 per annum
M Hauser	USD$40,000 per annum

Non-executive directors receive performance related compensation, via options and Performance Shares following receipt of shareholder approval. The issue of share based payments as part of director remuneration ensures that director remuneration is competitive with market standards as well as providing an incentive to pursue longer term success for the Company. It also reduces the demand on the cash resources of the Company, and assists in ensuring the continuity of service of directors who have extensive knowledge of the Company, its business activities and assets and the industry in which it operates. Details of share-based compensation is contained in section

D - Share-based compensation of this report.

Non-executive directors do not receive any retirement benefits, other than statutory superannuation.

18	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

Executive remuneration

Remuneration for executives is set out in employment agreements. Details of employment agreements with executives are provided below, in section C of this Remuneration Report.

Executive directors may receive performance related compensation but do not receive any retirement benefits, other than statutory superannuation.

Fixed remuneration

Fixed remuneration consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation and healthcare funds.

Fixed remuneration will be reviewed at least annually by the Compensation committee through a process that considers individual and overall performance of the Company. During the 2014 fiscal year, this process was undertaken by the Board of Directors as a whole.

Short-term incentive

The Company has performance based, cash bonus opportunities in place as short-term incentives (STI) for key management personnel and certain other employees. The performance based conditions are chosen to incentivise and reward staff in delivering challenging yet critical, short term outcomes that enable the business plan and longer term objectives. The Compensation Committee will periodically determine the STI for the Chief Executive Officer (CEO) and for other staff, in conjunction with the CEO. During the 2014 fiscal year, the CEO and other senior manager’s STI was determined by the Board of Directors as a whole, excluding the CEO, as described at section C – Service Agreements.

Long-term incentives

Long-term incentives (LTI) may be provided to key management personnel and certain other employees in the form of options over ordinary shares of the Company or Performance Shares.

LTI are considered to promote continuity of employment and provide additional incentive to recipients to increase shareholder wealth. Options and Performance Shares may only be issued to directors subject to approval by shareholders in a general meeting.

Options and Performance Shares issued as LTI are set out under section D of this Remuneration Report.

Consequences of performance on shareholder wealth

In considering the Consolidated Entity’s performance and benefits for shareholder wealth, the directors have regard to the following indices in respect of the current financial year and the previous four financial years:

	2014	2013	2012	2011	2010
Sales revenue
- Continuing operation	8,228,151	6,020,593	1,722,484	1,558,636	447,504
- Discontinuing operation	-	9,128,887	10,909,809	-	-
Loss after income tax	(13,596,459)	(6,278,079)	(2,432,246)	(3,338,861)	(2,772,982)
Dividends paid	Nil	Nil	Nil	Nil	Nil
Share price at end of the year	0.19	0.04	0.04	0.05	0.06
Basic loss per share	(2.85)	(2.05)	(1.88)	(2.60)	(2.59)

In assessing the above indices, the directors note that the Consolidated Entity has yet to record a sustainable net profit or pay a dividend. Consequently, as the overall level of key management personnel’s compensation takes into account the performance of the Consolidated Entity, that overall level has remained relatively unchanged, other than for the increase or decrease to compensation levels due to the appointment or resignation of key management personnel and the increase of the CEO’s compensation during the year, following his relocation to the USA. Furthermore, total fixed remuneration for all non-executive directors has remained unchanged since determined by the Board in 2007.

During the 2014 financial year, a 20,000,000 Performance Share grant was made as a performance related remuneration transaction to MOKO’s Non-Executive Chairman (2013: nil).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	19

DIRECTORS’ REPORT

The key performance condition of this instrument is share price related, as a 90 day Volume Weighted Average Price (VWAP) barrier to vary to ordinary shares. Further details of Performance Shares are noted in section D – Share Based Compensation.

Use of remuneration consultants

The Board Committee did not engage the services of remuneration consultants during the year.

Voting and comments made at the Company’s 2013 Annual General Meeting

The Company received 75% of “for” votes on its Remuneration Report for the year ended 30 June 2013. The Company did not receive any specific feedback at the AGM or throughout the year on its remuneration practices

B.	Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and any other key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the Consolidated Entity) and specified executives of Moko Social Media Limited and the Group are set out in the following tables.

Key management personnel of the Consolidated Entity consisted of the directors and Managing Director of MOKO Social Media Limited:

•	Greg McCann – Non-Executive Chairman
•	Ian Rodwell - Chief Executive Officer and Managing Director
•	Johannes De Back - Non Executive Director
•	Peter Yates - Non Executive Director
•	Mark Hauser - Non Executive Director
•	Andrew Bursill - Company Secretary

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2014	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Non-Executive Directors
G McCann [1]	91,533	-	-	-	8,467	-	493,205	459,046	1,052,251
P Yates	30,000	-	-	-	-	-	-	91,809	121,809
J De Back [2]	22,500	39,000	-	-	-	-	-	1,154,571	1,216,071
M Hauser [3]	18,094	-	-	-	-	-	-	99,519	117,613
Executive Directors
I Rodwell [4]	300,387	-	45,767	4,419	28,309	-	-	918,092	1,296,973
Other Key Management Personnel
A W Bursill [5]	-	-	-	-	-	-	-	-	-
TOTAL	462,514	39,000	45,767	4,419	36,775	-	493,205	2,723,037	3,804,717

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2013	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Non-Executive Directors
G McCann	91,743	-	-	-	8,257	-	-	44,000	144,000
P Yates	25,000	-	-	-	-	-	-	8,800	33,800
J De Back [2]	-	156,045	-	-	-	-	-	44,000	200,045

20	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2013	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Executive Directors
I Rodwell [4]	299,196	-	-	-	26,928	-	-	44,000	370,124

Other Key Management Personnel
A W Bursill [5]	-	-	-	-	-	-	-	-	-
TOTAL	415,939	156,045	-	-	35,185	-	-	140,800	747,969

1.	G McCann’s remuneration was paid in his capacity as a Non-Executive Director and did not change during his temporary occupation as Executive Chairman in 2014 for the purposes and completion of the NASDAQ listing.
2.	J De Back, director, is a director of Dutchman Capital who provided consulting services to MOKO until 30 September 2013. The contract between MOKO and Dutchman Capital was based on normal commercial terms.
3.	Mark Hauser was appointed as a Non-Executive Director on 1 February 2014 and prior to which, he provided consulting services to MOKO for two years until 31 January 2014. The consulting contract between MOKO and Mark Hauser was based on normal commercial terms and this remuneration is not included.

4.	I Rodwell was paid STI of $22,883 excluding superannuation in June 2014 upon Rec*IT launch and $22,884 excluding superannuation in June 2014 upon NASDAQ listing. In 2013 year, I Rodwell was paid $49,196 to reduce leave entitlements.

5.	A W Bursill, company secretary, is an associate of Franks & Associates Pty Ltd who provides Company secretarial services to MOKO. The contract between MOKO and Franks & Associates is based on normal commercial terms. A total of $97,793 (2013: $49,892) was received by Franks & Associates in relation to this contract for the year. Further information is contained in Note 25(d).

The performance linked and fixed proportions of remuneration are as follows:

	Fixed remuneration		STI		LTI
Name	2014	2013	2014	2013	2014	2013

Non-Executive Directors
G McCann	10%	69%	-	-	90%	31%
P Yates	25%	74%	-	-	75%	26%
J De Back	5%	78%	-	-	95%	22%
M Hauser	15%	-	-	-	85%	-

Executive Directors
I Rodwell	26%	88%	4%	-	70%	12%

Other Key Management Personnel
A W Bursill	-	-	-	-	-	-

C.	Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements, Details of the agreement is as follows:

Name:	Ian Rodwell
Title:	Chief Executive Officer and Managing Director
Agreement commenced:	15 January 2007
Term of agreement:	Open

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	21

DIRECTORS’ REPORT

Details:	Base annual package * and discretionary options remuneration, subject to a performance review at the conclusion of each financial year. 6 month termination notice by either party. 6 month non-solicitation clause after termination. The Company may terminate the agreement with cause in certain circumstances such as gross misconduct.

* Base annual package:	Before 1 December 2013:
Base salary $250,000 per annum plus statutory superannuation.

1 December 2013 to 31 March 2014:
The annual base salary $325,000 per annum plus statutory superannuation and a bonus opportunity up to $50,000 ($25,000 payable upon a NASDAQ listing and $25,000 payable upon successful completion of the 20 college Pilot Testing Phase of the company’s Rec*IT product)

1 April 2014 and onwards:
The annual base salary U$325,000 per annum; and rental assistance of U$5,000 per month to be reviewed in two years. Healthcare is paid at approximately USD$20,000 per annum.

D.	Share-based compensation

Options

The terms and conditions of each grant of options affecting remuneration of directors and any other key management personnel in this financial year or future reporting years are as follows:

Option series	Numbers of options issued	Grant date	Vesting date and exercisable date	Expiry date	Exercise Price	Fair value per option at grant date
Director	16,000,000	28-Nov-13	28-Nov-13	28-Nov-15	$0.40	$0.29
Director	6,000,000	28-Nov-13	28-Nov-13	28-Nov-15	$0.10	$0.29
Director	2,000,000	05-May-14	05-May-14	31-Jan-16	$0.20	$0.17
Total	24,000,000

Options granted carry no dividend or voting rights.

Details of options over ordinary shares issued to directors and any other key management personnel as part of compensation during the year ended 30 June 2014 are set out below:

Number of options granted during the year			Number of options vested during the year

Name	2014	2013	2014	2013
G McCann	5,000,000	5,000,000	5,000,000	5,000,000
I Rodwell	10,000,000	5,000,000	10,000,000	5,000,000
P Yates	1,000,000	1,000,000	1,000,000	1,000,000
J De Back	6,000,000	5,000,000	6,000,000	5,000,000
M Hauser [1]	2,000,000	-	2,000,000	-
Total	24,000,000	16,000,000	24,000,000	16,000,000

1.	A total of 4,000,000 options granted to M Hauser during the 2013 year and 4,000,000 options granted during the 2014 year are excluded as they were not granted to him in his capacity as a Director of MOKO.

Performance Shares

The terms and conditions of each grant of Performance Shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

22	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

	Numbers of Performance Shares	Grant date	Vesting date	Expiry (End) date	Issue Price	Exercise (Variation) Price	Fair value per Performance Share at grant date
Director	20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	$0.078

Performance Shares granted carry no dividend or voting rights.

Details of Performance Shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2014 are set out below:

Number of Performance Shares granted during the year			Number of Performance Shares vested during the year

Name	2014	2013	2014	2013
G McCann	20,000,000	-	-	-

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company. Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

The values of options over ordinary shares granted, exercised and lapsed and of Performance Shares for directors and any other key management personnel during the year ended 30 June 2014 are set out below:

	Value of options granted during the year	Value of options exercised during the year	Value of options lapsed during the year	Value of Performance Shares granted during the year	Remuneration consisting of options during the year
Name	$	$	$	$	%
G McCann	459,046	163,711	45,900	493,205	90%
I Rodwell	918,092	315,422	64,526	-	70%
P Yates	91,809	155,274	45,900	-	75%
J De Back	1,154,571	8,474	-	-	95%
M Hauser	99,519	-	-	-	85%
Total	2,723,037	642,881	156,326	493,205

The share based LTI compensation is issued to Directors

This concludes the Remuneration Report, which has been audited.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	23

DIRECTORS’ REPORT

Options

Options granted

During or since the end of the year, the Consolidated Entity granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Grant Date	Expiry Date	Exercise Price	Number of Options
(MKBAO) Employee Unlisted Options	13-Sep-13	31-Jul-16	$0.17	3,850,000
(MKBAO) Unlisted Options	24-Oct-13	24-Oct-15	$0.155	4,000,000
Unlisted Options	13-Nov-13	31-Dec-14	$0.10	200,000
Unlisted Options	28-Nov-13	28-Nov-15	$0.40	16,000,000
Unlisted Options	28-Nov-13	28-Nov-15	$0.10	6,000,000
Unlisted Options	28-Nov-13	30-Jun-15	$0.03	1,000,000
Unlisted Options	28-Nov-13	30-Jun-15	$0.04	1,000,000
Unlisted Options	28-Nov-13	30-Jun-15	$0.02	1,000,000
Unlisted Options	28-Nov-13	30-Jun-15	$0.11	1,000,000
(MKBAW) Director and Employer Options	25-Feb-14	30-Jun-14	$0.12	400,000
(MKBAO) Employee Unlisted Options	19-Mar-14	31-Jul-16	$0.17	700,000
Unlisted Option	5-May-14	28-Nov-15	$0.10	400,000
Unlisted Option	5-May-14	31-Jan-16	$0.20	2,000,000
(MKBOA) Listed Options	9-Jul-13	13-Jun-15	$0.05	24,725,000
(MKBOA) Listed Options	12-Jul-13	13-Jun-15	$0.05	6,750,000
(MKBOA) Listed Options	10-Sep-13	13-Jun-15	$0.05	30,025,000
(MKBOA) Listed Options	12-Sep-13	13-Jun-15	$0.05	9,500,000
(MKBOA) Listed Options	21-Oct-13	13-Jun-15	$0.05	7,000,000
(MKBOA) Listed Options	31-Oct-13	13-Jun-15	$0.05	1,250,000
(MKBOA) Listed Options	15-May-14	13-Jun-15	$0.05	2,500,000
Total				119,300,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

24	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.80	6,250	250,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$4.00	25,000	1,000,000
Total				364,250	14,570,000

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Options	30-Jun-15	$0.04	2,000,000
Unlisted Options	30-Nov-15	$0.10	500,000
Unlisted Director Options	30-Jul-16	$0.042	10,000,000
Unlisted Employee Options	31-Jul-16	$0.06	750,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	16,000,000
Unlisted Director Options	28-Nov-15	$0.10	6,400,000
Unlisted options	30-Jun-15	$0.03	1,000,000
Unlisted options	30-Jun-15	$0.04	1,000,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	25

DIRECTORS’ REPORT

Class	Expiry Date	Exercise Price	Number of Options
Unlisted options	30-Jun-15	$0.02	1,000,000
Unlisted options	30-Jun-15	$0.11	1,000,000
Unlisted options	31-Jan-16	$0.20	2,000,000
Listed Options (MKBOA)	13-Jun-15	$0.05	144,107,974
Unlisted Options over American Depositary Shares	Refer to table B		14,570,000
Total			208,027,974

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options were lapsed:

Table D – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Employee Options	25-Jul-13	$0.10	1,800,000
Director Options	25-Jul-13	$0.10	3,000,000
Employee Options	25-Jul-13	$0.12	1,950,000
Director Options	25-Jul-13	$0.12	2,500,000
Unlisted Options	25-Jul-13	$0.20	2,916,668
Listed Options (MKBO)	25-Jul-13	$0.10	57,314,138
Total			69,480,806

Cancellation of options

During or since the end of the financial year, the following options were cancelled:

Table E – cancelled options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	3,050,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Total			3,550,000

Shares issued on the exercise of options

During or since the end of the financial year, the Consolidated Entity issued ordinary shares of the Company as a result of the exercise of options as follows (there are no amounts unpaid on the shares issued):

26	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

DIRECTORS’ REPORT

Table F – Shares issued on exercise of options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	21,650,000
Unlisted Options	30-Jun-14	$0.03	2,000,000
Unlisted Options	31-Dec-14	$0.10	200,000
Unlisted Options	30-Jun-15	$0.05	2,593,750
Unlisted Options	24-Oct-15	$0.155	550,000
Unlisted Options	6-Nov-15	$0.0477	1,515,152
Unlisted Director Options	30-Jul-16	$0.042	6,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	300,000
Listed Options	25-Jul-14	$0.10	1,440
Listed Options (MKBOA)	13-Jun-15	$0.05	7,386,047
Total			42,696,389

Performance shares

Table G – Performance Shares issued

Class	Grant date	Vesting date	Expiry (End) date	Issue Price	Exercise (Variation) Price	Number of Performance Shares
Director	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	20,000,000

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 32 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	27

DIRECTORS’ REPORT

The directors are of the opinion that the services as disclosed in note 32 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

There are no officers of the company who are former audit partners of the Company.

Auditors’ independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 29.

Auditor

BDO continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of directors:

Greg McCann	Ian Rodwell
Chairman	Managing Director

Date: 30 September 2014	Date: 30 September 2014
Sydney, Australia	Virginia, USA

28	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

DECLARATION OF INDEPENDENCE BY Arthur Milner TO THE DIRECTORS OF MOKO SOCIAL MEDIA LIMITED

As lead auditor of Moko Social Media Limited for the year ended 30 June 2014, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Moko Social Media Limited and the entities it controlled during the period.

Arthur Milner

Partner

BDO East Coast Partnership

Sydney, 30 September 2014

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	29

CORPORATE GOVERNANCE STATEMENT

MOKO Social Media Limited (MOKO or the Company) and its controlled entities (the Group) have adopted the corporate governance framework and practices set out in this statement. The framework and practices have been in place throughout the financial year, and comply with the second edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (Recommendations), unless otherwise stated. Consistent with the Company’s approach to sound corporate governance, opportunities for improvement are regularly considered.

Day-to-day management of the affairs of the Company and its controlled entities are delegated by the Board to the Chief Executive Officer and other executives. The Directors are responsible to shareholders for the performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed. The main processes that the Directors of the Company use in doing so are set out in this statement.

This statement has been approved by the Board, and the information provided remains current as at 30 September 2014. MOKO has made its corporate governance policies and charters publicly available on its website (www.mokosocialmedia.com).

Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1 – Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions

The primary responsibilities of the Board include:

•	Establishing the strategic direction, long term goal setting and performance oversight for MOKO;
•	Ensuring that the Company has implemented adequate internal controls together with appropriate monitoring of compliance activities;
•	The review and adoption of annual budgets for the financial performance of MOKO and monitoring the results on a quarterly basis;
•	The approval of the annual and half-yearly financial report, and quarterly cash statements (as long as required);
•	Ensuring that the Company is able to pay its debts as and when they fall due;
•	Approving the appointment, retention and termination of the Managing Director and Company Secretary;
•	Monitoring senior executives’ performance and implementation of strategy, ensuring that appropriate resources are made available;
•	Reviewing, ratifying and monitoring systems of risk management and internal control and the Code of Conduct;
•	Approving and monitoring major capital expenditure, capital management, and acquisitions and divestitures; and
•	Approving and monitoring other reporting to shareholders.

It is the role of senior management, led by the Chief Executive Officer and Managing Director, Ian Rodwell, to manage MOKO in accordance with the direction and delegations of the Board and it is the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

Recommendation 1.2 – Companies should disclose the process for evaluating the performance of senior executives

The Company has one senior executive, who is also the Managing Director. Given the size and the nature of the Company’s operations, the performance of the Managing Director is normally monitored on an ongoing basis by the Non-Executive Directors. The performance evaluation takes into account business and personal targets for the year.

Recommendation 1.3 – Companies should provide the information indicated in the Guide to reporting to Principle 1

A performance evaluation of the Managing Director took place during a Board meeting of the Directors during the year, in accordance with the process disclosed above. In conducting that performance review, the Board took into account a recommendation from the compensation committee.

There have been no departures from Recommendations 1.1 – 1.3 during the year ended 30 June 2014.

30	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CORPORATE GOVERNANCE STATEMENT

Principle 2: Structure the board to add value

Recommendation 2.1 – A majority of the board should be independent directors

Recommendation 2.2 – The chair should be an independent director

The Board consists of one Executive Director, Ian Rodwell, and four Non-Executive Directors (Greg McCann, Johannes De Back, Peter Yates and Mark Hauser). Each Director served throughout the financial year, other than Mark Hauser, who was appointed on 1 February 2014.

The Board regularly assesses the independence of its Non-Executive Directors. For this purpose an independent

Director is a Non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with - the exercise of unfettered and independent judgment, and who:

1.	is not a substantial shareholder of the Company, is not an officer of, or is not otherwise associated with a substantial shareholder;
2.	within the last three years, has not been employed in an executive capacity by the Company or another Group member;
3.	within the last three years, has not been a principal of a material professional advisor or a material consultant to the Company or another Group member, or an employee materially associated with the service provided;
4.	is not a material supplier to, or customer of, the Company or another Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer; and
5.	has no material contractual relationship with the Company or another Group member, other than as a Director.

As at the date of this report, four of MOKO’s five Directors are not considered independent. Ian Rodwell is an Executive Director of MOKO, and Peter Yates and Johannes De Back are substantial shareholders. Furthermore Greg McCann, the Company’s Non-Executive Chairman, performed an Executive Director role for part of the 2014 financial year in relation to the NASDAQ listing. Since 27 June 2014, he has reverted to his Non-Executive role, but is no longer deemed independent.

Mark Hauser is deemed to be an independent Director. It is noted that Mark Hauser has been a professional advisor to the Company within the last three years. However, the compensation paid to him over that time as both a percentage of the Company’s total expenditure levels and of his personal income derived from advising the Company, is deemed immaterial, at less than 10%.

Whilst MOKO does not comply with Recommendations 2.1 or 2.2, the Board notes that Peter Yates’ and Johannes De Back’s beneficial interests in the Company’s shares help to align their interests with those of other shareholders. Furthermore, the Board believes that its current composition is appropriate to deliver on the Company’s stated objectives, and notes that Greg McCann’s Executive role was held for the purpose of NASDAQ listing.

Recommendation 2.3 – The roles of chair and chief executive officer should not be exercised by the same individual

The Chairman of MOKO is Greg McCann and the Chief Executive Officer is Ian Rodwell, therefore as required under best practice, there is a separation of these two roles.

Recommendation 2.4 – The board should establish a nomination committee

The Company does not presently have a nomination committee. Due to the size and nature of the activities of the Company, the nomination of new Directors is conducted by the Board by way of ongoing review and discussion in relation to experience deficiencies that may exist within the existing board structure.

The Board considers the following factors when selecting new Directors and when recommending Directors to shareholders for appointment or re-election:

•	The aim of having a majority of independent Directors on the Board and of having an independent Non-Executive Chairman;
•	That between them, the Directors have appropriate range of skills, expertise, experience and diversity to discharge the Board’s mandate;
•	That each individual Board member has sufficient time to meet his/her commitments as a Director of the Company;
•	The duration of each existing Director’s tenure, noting the retirement provisions of the Constitution; and
•	Whether the size of the Board is appropriate to facilitate effective discussions and efficient decision making.

New candidates to join the Board are predominantly sought through referrals. To date, the Company has not utilised professional intermediaries to identify and assess candidates.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	31

CORPORATE GOVERNANCE STATEMENT

The nomination of existing Directors for re-appointment is not automatic and is contingent on performance and the current and future needs of the Company.

Recommendation 2.5 – The Company should disclose the process for evaluating the performance of the board, its committees and individual directors

The performance of the Board and individual Directors is reviewed as part of the ordinary course of meetings of the Directors held during each year. The performance of the audit and compensation committees will be evaluated annually, against the charters of those committees.

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the Company’s expense concerning any aspect of the Company’s operations or undertaking in order to fulfill their duties and responsibilities as Directors.

MOKO’s Company Secretary is Andrew Bursill. Andrew Bursill performs these duties pursuant to a contractual arrangement between MOKO and Franks & Associates Pty Ltd, a firm of Chartered Accountants. All Directors have access to the Company Secretary.

Recommendation 2.6 – The Company should provide the information indicated in the Guide to reporting on Principle 2

During the year, a performance review was made of the Board and of individual Directors, in accordance with the process described above. Given that the formation of the Board committees only occurred on 28 February 2014, it is too early for their performance to have been evaluated. Therefore MOKO does not yet comply with Recommendation 2.6.

Further details about the Directors, including their appointment dates, skills, experience and expertise relevant to the position of director are set out in the Director’s Report. The skills, experience and expertise relevant to the position of director and period of office held by each director is disclosed within the Directors’ Report of the Company’s Annual Report.

MOKO has not complied with Recommendations 2.1, 2.2, 2.4 or 2.6 during the year.

Principle 3: Promote ethical and responsible decision making

Recommendation 3.1 – The Company should establish a code of conduct and disclose the code

As part of the Board’s commitment to the highest standard of conduct, MOKO has adopted a code of conduct to guide Directors, management, employees and consultants in carrying out their duties and responsibilities.

Our Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

All Directors, executives, employees and consultants of MOKO have the following duties:

•	To act honestly, fairly and without prejudice in all commercial dealings and to conduct business with professional courtesy and integrity
•	To work in a safe, healthy and efficient manner, using their skills, time and experience to the maximum of their ability
•	To comply with applicable awards, Company policies and job requirements
•	Not to knowingly make any misleading statements to any person or to be a party to any improper practice in relation to dealings with or by MOKO
•	To ensure that MOKO’s resources and property are used properly and
•	Not to disclose information or documents relating to MOKO or its business, other than as required by law, not to make any unauthorised public comment on MOKO affairs and not to misuse any information about MOKO or its associates.

The Board endeavours to ensure that the Directors, officers and employees of the Company act with integrity and observe high standards of behaviour and business ethics in relation to their corporate activities.

Specifically, that Directors, officers and employees must:

•	Comply with the law
•	Act in the best interests of the Company
•	Be responsible and accountable for their actions, and
•	Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

32	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CORPORATE GOVERNANCE STATEMENT

Recommendation 3.2 – Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them

The Company is at variance with Recommendation 3.2 in that it has not yet established a diversity policy. The Board will give consideration to the Recommendation 3.2 as the size and scope of the business grows.

Recommendation 3.3 – Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them

The Company is at variance with Recommendation 3.3 in that it has not set or disclosed measurable objectives for achieving gender diversity. Due to the size of the Company and the industry in which it operates, the Board does not deem it practical to limit the Company to specific targets for gender diversity as it operates in a very competitive labour market where positions are sometimes difficult to fill. However, every candidate suitably qualified for a position has an equal opportunity of appointment regardless of gender, age, ethnicity or cultural background.

Recommendation 3.4 – Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board

The proportion of women within the whole organisation as at the date of this report are as follows:

	2014%	2013%

Women employees in the whole organisation	21%	12%
Women in senior executive positions	-	-
Women on the Board of Directors	-	-

Recommendation 3.5 – The Company should provide the information indicated in the Guide to reporting on Principle 3

A digital copy of the Code of Business Conduct and Ethics is available on MOKO’s website.

MOKO has not complied with Recommendations 3.2 or 3.3 during the year.

Principle 4: Safeguard integrity in financial reporting

Recommendation 4.1 – The board should establish an audit committee

On 28 February 2014, the Board established an audit committee to oversee and monitor the company’s accounting and financial reporting processes and the audit and integrity of the Company’s financial statements.

The audit committee will be responsible for, among other things:

•	Selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	Reviewing and approving all proposed related-party transactions;
•	Discussing the annual audited financial statements with management and the independent auditors;
•	Reviewing the adequacy and effectiveness of the Company’s internal control policies and procedures;
•	Reviewing and discuss guidelines and policies with respect to risk assessment and risk management;
•	Annually reviewing and reassessing the adequacy of our audit committee charter;
•	Meeting separately and periodically with management and the independent auditors;
•	Reviewing such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time; and
•	Reporting regularly to the full Board of Directors.

Recommendation 4.2 – The audit committee should be structured so that it: (i) consists only of non-executive directors, (ii) consists of a majority of independent directors; (iii) is chaired by an independent chair, who is not the chair of the board; and (iv) has at least three members

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	33

CORPORATE GOVERNANCE STATEMENT

The audit committee has had the following three members since it was formed on 28 February 2014: Mark Hauser who is the chairman and an independent Non-Executive Director, Peter Yates (non-independent Non-Executive Director) and Ian Rodwell (CEO and Managing Director).

The audit committee does not comply with Recommendation 4.2, as of the three members, one member is an Executive Director and two members are not independent Directors. Given that there is only one independent Director on the Board, the Company is currently unable to comply with Recommendation 4.2.

Recommendation 4.3 – The audit committee should have a formal charter

A digital copy of the charter of the audit committee is available on MOKO’s website.

Recommendation 4.4 – The Company should provide the information indicated in the Guide to reporting on Principle 4

The names and qualifications of the audit committee members and their attendance at audit committee meetings is shown in the Directors’ Report.

The Board’s policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender for external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. The audit engagement partner is rotated periodically, as required by the Corporations Act.

MOKO became compliant with Recommendations 4.1 and 4.3 on 28 February 2014. MOKO has not complied with Recommendation 4.2 during the year.

Principle 5: Make timely and balanced disclosure

Recommendation 5.1 – The Company should put in place written policies and procedures designed to ensure compliance with the ASX Listing Rule requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies

The CEO and Company Secretary have been appointed as the persons responsible for communications with the ASX. The Board is responsible for ensuring the compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.

The Company’s disclosure policy is set out in the Code of Conduct and Ethics.

Recommendation 5.2 – The Company should provide the information indicated in the Guide to reporting on Principle 5

A digital copy of the Code of Business Conduct and Ethics is available on MOKO’s website.

There have been no departures from Recommendations 5.1 and 5.2 during the year.

Principle 6: Respect the rights of shareholders

Recommendation 6.1 – The Company should design a communications policy for promoting effective communication with shareholders

The Board and the Company Secretary are responsible for the communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings. MOKO adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed. Due to MOKO’s size, all communications are prepared and administered in-house.

Shareholders may elect to receive electronic notifications when the Annual Report is available on the Company’s website, and may electronically lodge proxy instructions for items of business to be considered at general meetings.

The Board encourages full participation of shareholders at the annual general meeting. Shareholders who are unable to attend general meetings are encouraged to lodge proxy appointments in advance of the meeting.

The external auditor is requested to attend the annual general meeting and to be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Recommendation 6.2 – The Company should provide the information indicated in the Guide to reporting on Principle 6

There have been no departures from Recommendations 6.1 and 6.2 during the year.

34	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CORPORATE GOVERNANCE STATEMENT

Principle 7: Recognise and manage risk

Recommendation 7.1 – The Company should establish policies for the oversight and management of material business risks and disclose a summary of those policies

The Board is responsible for reviewing the Company’s policies on risk oversight and management and satisfying itself that management has developed and implemented a sound system of risk management and internal control. The Board constantly monitors the operation and financial aspects of MOKO’s activities and considers the recommendations and advice of external auditors and other external advisers on the operations and financial risks that it faces. The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that MOKO has an appropriate internal control environment in place to manage the key risks identified.

On 28 February 2014, an audit committee was formed, which has responsibility for discussing and reviewing guidelines and policies with respect to risk assessment and risk management, including the Company’s insurance coverage.

Since the year end, management has commenced work to formalise the processes for documenting risks and risk mitigation plans in a risk matrix. This matrix will be reviewed and monitored by the audit committee.

Recommendation 7.2 – The Company should require management to design and implement a risk management and internal control system to manage the Company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the Company’s management of its material business risks.

Management is responsible for designing, implementing and reporting on the adequacy of the Group’s risk management and internal control system. Key elements of the Group’s internal control systems include:

•	the Code of Business Conduct and Ethics;
•	financial systems to provide timely, relevant and reliable information to management and the Board;
•	appropriate delegations and limits of authority; and
•	sources of independent assurance, such as reports from the external auditors.

Under Recommendation 7.2, management is required to the Board on the effectiveness of the Company’s management of its material business risks.

The Board reviews ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Recommendation 7.3 – The Company should disclose whether it has received assurance from the chief executive officer and chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and that the system is operating effectively in all material respects in relation to financial reporting risks

The Board requires that the Chief Executive Officer and Group Financial Controller annually provide the declaration required by Recommendation 7.3.

Recommendation 7.4 – The Company should provide the information indicated in the Guide to reporting on Principle 7

The Board has received the report required from management under Recommendation 7.2 and the assurance from the Chief Executive Officer and Group Financial Controller required under Recommendation 7.3 for the year ended 30 June 2014.

The Board believes MOKO’s risk management and internal compliance and control procedures are operating efficiently and effectively in all material aspects appropriate for a Company of MOKO’s size and nature. The Board will continue to monitor this closely, and will cause to be developed a comprehensive Risk Management Process and Policy document, additional to the material outlined above.

There have been no departures from Principle 7 during the year.

Principle 8: Remunerate fairly and responsibly

Recommendation 8.1 – The board should establish a remuneration committee

On 28 February 2014, the Board established a compensation (remuneration) committee to assist the Board in reviewing and approving the compensation forms and structure of MOKO’s Directors and officers.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	35

CORPORATE GOVERNANCE STATEMENT

The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;
•	reviewing and making recommendations to our board with respect to the compensation of our directors;
•	reviewing and approving officer and director indemnification and insurance matters;
•	reviewing and approving any employee loan in an amount equal to or greater than $20,000;
•	reviewing periodically and approving any long term incentive compensation or equity plans, and
•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

A digital copy of the charter of the compensation committee is available on MOKO’s website.

Recommendation 8.2 – The remuneration committee should be structured so that it:

•	consists of a majority of independent directors;
•	is chaired by an independent chair; and
•	has at least three members.

The compensation committee has had the following three members since it was formed on 28 February 2014: chairman Peter Yates (non-independent Non-Executive Director), Greg McCann (non-independent Non-Executive Director) and Mark Hauser (independent Non-Executive Director).

The compensation committee does not comply with Recommendation 8.2, as it is not chaired by an independent Director and of the three members, two members are not independent Directors. Given that there is only one independent Director on the Board, the Company is currently unable to comply with Recommendation 8.2.

Recommendation 8.3 – The Company should clearly distinguish the structure of non-executive directors’ remuneration from that of executive directors and senior executives

All Directors have been granted options, and the Chairman has been granted Performance Shares following approval by shareholders in general meeting. The issue of share based payments as part of Director remuneration ensures that Director remuneration is competitive with market standards as well as providing an incentive to pursue longer term success for the Company. It also reduces the demand on the critical cash resources of the Company, and assists in ensuring the continuity of service of Directors who have extensive knowledge of the Company, its business activities and assets and the industry in which it operates. The Company does not have any scheme for retirement benefits, other than statutory superannuation, for any Directors.

The objective of the Company’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The board ensures that executive reward satisfies the following criteria for good reward governance practices:

•	competitiveness and reasonableness
•	acceptability to shareholders
•	transparency
•	capital management

The remuneration structure for directors, secretaries and senior managers is based on the following factors:

•	experience of the individual concerned
•	the overall performance of the market in which the Company operates
•	the overall performance of the Company

Recommendation 8.4 – The Company should provide the information indicated in the Guide to reporting on Principle 8

The names of the compensation committee members and their attendance at compensation committee meetings is shown in the Directors’ Report.

Any employees participating in equity based remuneration schemes are prohibited from entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under those schemes.

MOKO became compliant with Recommendation 8.1 on 28 February 2014. MOKO has not complied with Recommendations 8.2 or 8.3 during the year.

36	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Moko Social Media Limited

Report on the Financial Report

We have audited the accompanying financial report of Moko Social Media Limited, which comprises the consolidated statement of financial position as at 30 June 2014, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	37

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Moko Social Media Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Opinion

In our opinion:

(a)	the financial report of Moko Social Media Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 18 to 23 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Moko Social Media Limited for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001.

BDO East Coast Partnership

Arthur Milner

Partner

Sydney, 30 September 2014

38	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2014

		Consolidated
	Note	2014	2013
		$	$
Revenue from continuing operations	5	8,228,151	6,020,593
Interest income	5	104,850	8,813
Other Income	5	282,148	-
Fair value gain on deferred contingent consideration	5	383,933	1,829,653
Expenses
Cost of providing goods and services		(6,536,820)	(4,330,167)
Computer expenses		(566,858)	(665,957)
Marketing expenses		(1,308,959)	(320,481)
Travel and entertainment expenses		(566,259)	(202,815)
Occupancy expenses		(198,236)	(119,262)
Administration expenses		(1,027,810)	(332,800)
Exchange loss		(142,664)	(238,717)
Finance costs		(3,838)	(210,572)
Legal and professional fees		(3,223,803)	(1,640,327)
Employee benefits expenses	6	(3,796,520)	(2,510,446)
Share based payments	6	(5,144,968)	(434,743)
Depreciation and amortisation	6	(1,224,238)	(1,067,523)
Other expenses		91,527	-
Impairment of goodwill	6	-	(1,487,137)

Loss before income tax expense from continuing operations		(14,650,364)	(5,701,888)
Income tax benefit	7	1,053,905	990,594

Loss after income tax expense from continuing operations		(13,596,459)	(4,711,294)
Profit/(Loss) after income tax expense from discontinued operations	33	-	(1,566,785)

Loss after income tax for the year		(13,596,459)	(6,278,079)

Other comprehensive income for the year, net of tax
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(244,676)	853,663
Total comprehensive income/(loss) for the year, net of tax		(13,841,135)	(5,424,416)

Total comprehensive income/(loss) for the year is attributable to:
Continuing operations		(13,841,135)	(3,857,631)
Discontinued operations		-	(1,566,785)
Total comprehensive income/(loss) for the year, net of tax		(13,841,135)	(5,424,416)

Loss attributable to:
Owners of the Company		(13,472,361)	(6,278,079)
Non-controlling interest		(124,098)	-
		(13,596,459)	(6,278,079)
Total comprehensive income/(loss) for the year, net of tax attributable to:
Owners of the Company		(13,717,037)	(5,424,416)
Non-controlling interest		(124,098)	-
		(13,841,135)	(5,424,416)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	39

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2014

		Consolidated
		2014	2013
		$	$

Earnings per share from continuing operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (a)	(2.85)	(1.54)

Earnings per share from discontinued operations attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (b)	-	(0.51)

Earnings per share for loss attributable to the owner of MOKO Social Media Limited
Basic / Diluted EPS (Cents per share)	28 (c)	(2.85)	(2.05)

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

40	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2014

		Consolidated
	Note	2014	2013
		$	$
Current assets
Cash and cash equivalents	8	9,878,011	2,519,186
Trade and other receivables	9	784,872	823,898
Other current assets	10	441,696	153,236
Total current assets		11,104,579	3,496,320

Non-current assets
Property, plant and equipment	11	87,726	72,662
Intangible assets	12	3,613,433	4,410,248
Deferred tax asset	7	427,719	-
Total non-current assets		4,128,878	4,482,910
Total assets		15,233,457	7,979,230

Current liabilities
Deferred contingent consideration	14	-	1,430,252
Trade and other payables	15	2,563,611	1,814,544
Borrowings	16	-	1,136,390
Employee benefits	17	276,920	134,048
Provisions	18	-	264,912
Income tax provision		740,880	279,808
Total current liabilities		3,581,411	5,059,954

Non-current liabilities
Employee benefits	17	35,348	45,904
Total non-current liabilities		35,348	45,904
Total liabilities		3,616,759	5,105,858

Net assets		11,616,698	2,873,372

Equity
Issued capital	19	41,679,662	24,656,473
Reserves	20	8,990,804	3,674,208
Accumulated losses	21	(38,929,670)	(25,457,309)
Non-controlling interest		(124,098)	-
Total equity		11,616,698	2,873,372

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	41

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2014

Consolidated	Issued capital	Foreign currency translation reserve	Option reserves	Accumulated losses	Non- controlling interest	Total
	$	$	$	$	$	$

Balance at 30 June 2012	20,685,557	(38,815)	2,424,617	(19,179,230)	-	3,892,129

Loss after income tax expense for the year	-		-	(6,278,079)	-	(6,278,079)
Other comprehensive income for the year, net of tax	-	853,663	-	-	-	853,663
Total comprehensive loss for the year, net of tax	-	853,663	-	(6,278,079)	-	(5,424,416)

Transactions with owners in their capacity as owners
Issue of shares	4,228,250	-	-	-	-	4,228,250
Capital raising costs	(257,334)	-	-	-	-	(257,334)
Share based payments	-	-	434,743	-	-	434,743

Balance at 30 June 2013	24,656,473	814,848	2,859,360	(25,457,309)	-	2,873,372

Loss after income tax expense for the period	-	-	-	(13,472,361)	(124,098)	(13,596,459)
Other comprehensive income for the year, net of tax	-	(244,676)	-	-	-	(244,676)
Total comprehensive loss for the year, net of tax	-	(244,676)	-	(13,472,361)	(124,098)	(13,841,135)

Transactions with owners in their capacity as owners
Issue of shares	18,546,936	-	-	-	-	18,546,936
Share based payments - Shares	160,000	-	-	-	-	160,000
Capital raising costs	(1,683,747)	-	-	-	-	(1,683,747)
Share based payments - Options	-	-	5,561,272	-	-	5,561,272

Balance at 30 June 2014	41,679,662	570,172	8,420,632	(38,929,670)	(124,098)	11,616,698

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

42	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2014

		Consolidated
		2014	2013
	Note	$	$

Cash flows from operating activities

Receipts from customers		9,190,127	19,685,705
R&D tax offset received		1,082,953	1,008,231
Export market development grant received		172,655	-
Payments to suppliers and employees		(17,502,785)	(22,365,381)
Interest received		24,485	8,813
Interest and other finance costs paid		(35,162)	(95,727)
Income taxes paid		-	(10,517)
Net cash used in operating activities	23	(7,067,727)	(1,768,876)

Cash flows from investing activities

Proceeds from sale of business		109,493	-
Payment for acquisition of business, net of cash acquired		(406,997)	(1,352,620)
Payment for property, plant and equipment		(62,006)	(89,854)
Payments for disposal of subsidiary		(339,996)	(342,636)
Net cash used in investing activities		(699,506)	(1,785,110)

Cash flows from financing activities

Proceeds from issues of shares		17,427,068	3,456,961
Share issue transaction costs		(1,157,468)	(229,668)
Proceeds from borrowings		-	1,269,565
Repayment of borrowings		(1,118,197)	-
Net cash provided by financing activities		15,151,403	4,496,858

Net increase in cash held		7,384,170	942,872

Cash and cash equivalents at beginning of the year		2,519,186	1,573,783

Effects of exchange rate changes on cash		(25,345)	2,531
Cash and cash equivalents at end of the year	8	9,878,011	2,519,186

THESE FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTES

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	43

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Reporting entity

MOKO Social Media Limited (the Company) is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2014 comprises the Company and its subsidiaries (together referred to as the Consolidated Entity). The Consolidated Entity is involved in tailored digital publishing of mobile applications for common interest groups, within the youth and young adult demographic, in the United States of America.

The consolidated financial statements were authorised for issue by the Board of Directors on 30 September 2014.

Basis of preparation

Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

New accounting standards and interpretations

The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have generally not been early adopted, unless stated otherwise.

Any significant impact on the accounting policies of the Consolidated Entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Consolidated Entity.

The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

AASB 2011-9 Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive Income

The Consolidated Entity has applied AASB 2011-9 amendments from 1 July 2013. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be 'recycled' to the profit or loss (reclassification adjustments). The change provides clarity about the nature of items presented as other comprehensive income and the related tax presentation. The amendments also introduced the term 'Statement of profit or loss and other comprehensive income' clarifying that there are two discrete sections, the profit or loss section (or separate statement of profit or loss) and other comprehensive income section.

44	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

New accounting standards and interpretations (continued)

AASB 10 Consolidated Financial Statements

The Consolidated Entity has applied AASB 10 from 1 July 2013, which has a new definition of 'control'. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its 'power' over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee's returns. The Consolidated Entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

AASB 12 Disclosure of Interests in Other Entities

The Consolidated Entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 'Consolidated and Separate Financial Statements', AASB 128 'Investments in Associates', AASB 131 'Interests in Joint Ventures' and Interpretation 112 'Consolidation - Special Purpose Entities'.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

The Consolidated Entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the 'exit price' and provides guidance on measuring fair value when a market becomes less active. The 'highest and best use' approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

The Consolidated Entity has applied AASB 119 and its consequential amendments from 1 July 2013. The standard eliminates the corridor approach for the deferral of gains and losses; streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in other comprehensive income; and enhances the disclosure requirements for defined benefit plans.

The standard also changed the definition of short-term employee benefits, from 'due to' to 'expected to' be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The Consolidated Entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities

The Consolidated Entity has applied AASB 2012-2 from 1 July 2013. The amendments enhance AASB 7 'Financial Instruments: Disclosures' and requires disclosure of information about rights of set-off and related arrangements, such as collateral agreements. The amendments apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	45

NOTES TO THE FINANCIAL STATEMENTS

Note 1: Significant accounting policies (continued)

New accounting standards and interpretations (continued)

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The Consolidated Entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 'First-time Adoption of Australian Accounting Standards' is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 'Presentation of Financial Statements'; Clarification that servicing of equipment is covered by AASB 116 'Property, Plant and Equipment', if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 'Financial Instruments: Presentation' should be accounted for in accordance with AASB 112 'Income Taxes'; and clarification of the financial reporting requirements in AASB 134 'Interim Financial Reporting' and the disclosure requirements of segment assets and liabilities.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The Consolidated Entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity's previous accounting for its involvement with other entities are required and the timing of such adjustments.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

The Consolidated entity has applied 2011-4 from 1 July 2013, which amends AASB 124 'Related Party Disclosures' by removing the disclosure requirements for individual key management personnel ('KMP'). Corporations and Related Legislation Amendment Regulations 2013 and Corporations and Australian Securities and Investments Commission Amendment Regulation 2013 (No.1) now specify the KMP disclosure requirements to be included within the directors' report.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 26.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of MOKO Social Media Limited as at 30 June 2014 and the results of all subsidiaries for the year then ended. MOKO Social Media Limited and its subsidiaries together are referred to in these financial statements as the 'Consolidated Entity' or ‘MOKO’.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the 'business combinations' accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income and statement of financial position of the Consolidated Entity. Losses incurred by the Consolidated Entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

46	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, is the Board of Directors.

Foreign currency translation

Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is MOKO Social Media Limited’s functional and presentation currency.

The functional currencies of the overseas subsidiaries are as follows:

Entity	Functional currency
MOKO.mobi Inc	United States Dollars (USD)
All Night Media Ltd	Great British Pounds (GBP)

The functional currencies of the overseas subsidiaries are translated to the presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of profit or loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit or loss and other comprehensive income.

Exchange differences arising on translation of foreign operations are transferred directly to the Company’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the statement of profit or loss and other comprehensive income in the period in which the operation is disposed.

Revenue and other income

Revenue is recognised when it is probable that the economic benefit will flow to the Consolidated Entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Revenue is recognised gross with amounts payable to carriers and aggregators as a cost of sale. This accurately represents the Consolidated Entity’s relationship with its carriers as being the “principal” rather than “agent” as noted in AASB 118 - "Revenue”.

MOKO generates revenue from its customers who are the individually contracted mobile users engaging in MOKO’s mobile social networks or using its community and chat products, typically via pre-paid, monthly, subscriptions which are billed directly to user’s mobile phone accounts, enabling them to access and participate in our mobile chat and share communities. Given the short subscription period and the inability to cancel mid-month, revenue is recognised when paid by the carriers to MOKO each month.

‘Carriers’ are individual telecommunication service providers, who typically have their own network and are consumer facing in the marketplace, who provide MOKO’s customers.

All revenue is stated net of the amount of goods and services tax (GST).

Rendering of services

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	47

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Sale of goods

Sale of goods revenue is recognised at the point of sale, which is where the customer has taken delivery of the goods, the risks and rewards are transferred to the customer and there is a valid sales contract. Amounts disclosed as revenue are net of sales returns and trade discounts.

Interest

Interest revenue is recognised on a proportional basis to the interest rates applicable to the financial assets.

Other income

Other income is recognised when it is received or when the right to receive payment is established.

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Consolidated Entity will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the statement of profit or loss and other comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Discontinued operations

A discontinued operation is a component of the Consolidated Entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are generally due for settlement within 30 days. Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is raised when there is objective evidence that the Consolidated Entity will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the impairment is recognised in the statement of profit or loss and other comprehensive income.

48	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Other receivables are recognised at amortised cost, less any provision for impairment.

Property, plant and equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment are measured on the cost basis. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the Company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
Furniture and fittings	11½% - 30%
Computer equipment	37½% - 60%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains or losses are included in the statement of profit or loss and other comprehensive income.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from de-recognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangibles are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	49

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Goodwill

Goodwill arises on the acquisition of a business combination. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

The amortisation rates used for each class of amortisable assets are:

Class of fixed asset	Amortisation rate (1)
Intellectual Property	20% - 50% per annum
Customer Database	100% per annum
Capitalised product development	50% per annum
Customer contracts	50% per annum
Software	50% per annum

(1)	Straight line amortisation is used as this reflects the periods over which the Consolidated Entity expects to realise the benefits from the underlying assets

Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility; the Consolidated Entity is able to use or sell the asset; the Consolidated Entity has sufficient resources; and intent to complete the development and its costs can be measured reliably. Capitalised development costs are amortised on a straight line basis over the period of their expected benefit.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight line basis over the period of their expected benefit

Software

Software costs associated with software are deferred and amortised on a straight line basis over the period of their expected benefit.

Customer database

Customer database acquired in a business combination are amortised on a straight line basis over the period of their expected benefit.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

50	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Compound financial instruments

Compound financial instruments issued by the Consolidated Entity comprise convertible notes that can be converted to share capital at the option of the Consolidated Entity, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method until extinguished on conversion or upon the instruments reaching maturity. The equity component of a compound financial instrument is not measured subsequent to initial recognition. Distributions to the convertible note holders are recognised against equity.

.Employee benefits

Provision is made for the Consolidated Entity’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits using the government bond discount rates with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share based payments

When goods or services received are acquired in a share-based payment transaction, they are recognised as expenses or assets, as determined by the nature of the goods or services received, over the vesting period attached to the equity instrument acquired in the transaction. A corresponding increase is recognised in equity.

The goods or services are measured by reference to the fair value of goods or services received, or where this is not possible, indirectly, by reference to the fair value of the equity instrument acquired at grant date.

The fair value of securities provided to directors and employees is determined by reference to the fair value of the equity instrument granted.

Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the Consolidated Entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Consolidated Entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date.

The difference between the acquisition date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer's previously held equity interest in the acquirer.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	51

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value and at which time the business combination accounting is final.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

New accounting standards and interpretations that are not yet mandatory

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2014, unless noted below. The Consolidated Entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the Consolidated Entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phases I and III of the IASB's project to replace IAS 39 (AASB 139) 'Financial Instruments: Recognition and Measurement'. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 'Hedge Accounting' supersedes the general hedge accounting requirements in AASB 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The Consolidated Entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the Consolidated Entity.

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 'Financial Instruments: Presentation', by clarifying the meaning of 'currently has a legally enforceable right of set-off'; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

52	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 1: Significant accounting policies (continued)

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014, however Moko has elected to early adopt, from 1 January 2014. The disclosure requirements of AASB 136 'Impairment of Assets' have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. The adoption of these amendments from 1 January 2014 has resulted in additional disclosure of the discount rate is used in measuring recoverable amounts where a present value technique was used.

AASB 2013-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and amends AASB 139 'Financial Instruments: Recognition and Measurement' to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

AASB 2013-5 Amendments to Australian Accounting Standards - Investment Entities

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and allow entities that meet the definition of an 'investment entity' to account for their investments at fair value through profit or loss. An investment entity is not required to consolidate investments in entities it controls, or apply AASB 3 'Business Combinations' when it obtains control of another entity, nor is it required to equity account or proportionately consolidate associates and joint ventures if it meets the criteria for exemption in the standard. The adoption of these amendments from 1 July 2014 will have no impact on the Consolidated Entity.

Annual Improvements to IFRSs 2010-2012 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects several Accounting Standards as follows: Amends the definition of 'vesting conditions' and 'market condition' and adds definitions for 'performance condition' and 'service condition' in AASB 2 'Share-based Payment'; Amends AASB 3 'Business Combinations' to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends AASB 8 'Operating Segments' to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that AASB 8 only requires a reconciliation of the total reportable segments assets to the entity's assets, if the segment assets are reported regularly; Clarifies that the issuance of AASB 13 'Fair Value Measurement' and the amending of AASB 139 'Financial Instruments: Recognition and Measurement' and AASB 9 'Financial Instruments' did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in AASB 116 'Property, Plant and Equipment' and AASB 138 'Intangible Assets', when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends AASB 124 'Related Party Disclosures' to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a 'related party' of the reporting entity. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

Annual Improvements to IFRSs 2011-2013 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects four Accounting Standards as follows: Clarifies the 'meaning of effective IFRSs' in AASB 1 'First-time Adoption of Australian Accounting Standards'; Clarifies that AASB 3 'Business Combination' excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in AASB 13 'Fair Value Measurement' includes all contracts accounted for within the scope of AASB 139 'Financial Instruments: Recognition and Measurement' or AASB 9 'Financial Instruments', regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132 'Financial Instruments: Presentation'; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in AASB 3 'Business Combinations' and investment property as defined in AASB 140 'Investment Property' requires the separate application of both standards independently of each other. The adoption of these amendments from 1 July 2014 will not have a material impact on the Consolidated Entity.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	53

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management

Financial risk management objectives

The Consolidated Entity's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimise the potential adverse effects on the financial performance. The Consolidated Entity's uses derivative financial instruments such as forward foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The Consolidated Entity's uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board.

Market risk

Foreign currency risk

The Consolidated Entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

In order to protect against exchange rate movements, the Consolidated Entity has entered into forward foreign exchange contracts. These contracts are hedging highly probable forecasted cash flows for the ensuing financial year.

The maturity, settlement amounts and the average contractual exchange rates of the Consolidated Entity's outstanding forward foreign exchange contracts at the reporting date was as follows:

	Sell Australian dollars		Average exchange rates
	2014 $	2013 $	2014	2013
Buy US dollars
Maturity:
0 - 3 months	-	271,680	-	0.9202

The carrying amounts of the Consolidated Entity's foreign currency denominated financial assets and financial liabilities at the reporting date, expressed in Australian dollars, were as follows:

	Assets		Liabilities
Consolidated	2014 $	2013 $	2014 $	2013 $
United States dollars	5,109,454	2,149,674	2,222,685	935,404
Great British pounds	14,655	151,562	205,106	554,713
	5,124,109	2,301,236	2,427,791	1,490,117

Sensitivity analysis

The Consolidated Entity had net assets denominated in foreign currencies of $2,696,318 (assets $5,124,109 less liabilities $2,427,791) as at 30 June 2014 (2013 net assets: of $811,118 (assets $2,301,236 less liabilities $1,490,117)). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 5% (2013: weakened by 10%/strengthened by 5%) against these foreign currencies with all other variables held constant, the Consolidated Entity's loss before tax for the year would have been $269,632 higher/$134,816 lower (2013: $81,112 higher/$40,556 lower). The percentage change is the expected overall volatility of the significant currencies, which is based on management's assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss for the year ended 30 June 2014 was $142,664 (2013: loss of $462,918).

54	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management (continued)

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Interest rate risk

The Consolidated Entity’s income and operating cash flows are not materially exposed to changes in market interest rates.

At the reporting date the interest rate profile of the Consolidated Entity’s interest bearing financial instruments was:

	30-Jun-14		30-Jun-13
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Variable rate instruments
Cash at bank	2.03%	2,824,011	2.60%	2,495,186

Fixed rate instruments
Term deposits	3.60%	7,000,000
Term deposits	3.45%	30,000
Term deposits	3.80%	24,000	4.55%	24,000
		9,878,011		2,519,186

Cash flow sensitivity analysis for variable rate instruments

A change of 75 basis points in interest rates would increase or decrease the Consolidated Entity’s loss by $74,085 (2013: $18,894), based on the cash at bank at reporting date and calculated on an annual basis. The Board assessed a 75 basis point movement as being reasonably possible based on short term historical movements. This analysis assumes that all other variables remain constant.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. For the Company, it arises from receivables due from subsidiaries.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

Trade and other receivables

It is the Consolidated Entity's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their credit rating, financial position, past experience and industry reputation, noting that the majority of counter parties are large telecommunication organisations.

In addition, receivable balances are monitored on an ongoing basis and as a result that the Consolidated Entity’s experience of bad debts has not been significant.

The Consolidated Entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the Consolidated Entity.

Liquidity risk

Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	55

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 2: Financial risk management (continued)

The Consolidated Entity manages liquidity risk by maintaining adequate at call cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Consolidated Entity's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. All liabilities were non-derivative and non-interest bearing.

Consolidated - 2014	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	1,594,143	-	-	-	1,594,143
Other payables	-	969,468	-	-	-	969,468
Total non-derivatives		2,563,611	-	-	-	2,563,611

Consolidated - 2013	Weighted average interest rate %	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities

Non-derivatives
Non-interest bearing
Trade payables	-	743,285	-	-	-	743,285
Other payables	-	1,071,259	-	-	-	1,071,259

Interest bearing – fixed rate
Convertible notes	10%	205,699	-	-	-	205,699
Revolving line of credit	12%	930,691	-	-	-	930,691
Total non-derivatives		2,950,934	-	-	-	2,950,934

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The fair values of financial assets and liabilities are determined in accordance with generally accepted pricing models based on estimated future cash flows. The Directors consider that the carrying amounts of financial assets and financial liabilities recorded in the financial statements approximate their fair values.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

Deferred contingent consideration liability is measured and recognised at fair value at 30 June 13 and is classified as level 3.

56	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 3: Critical accounting estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with directors, employees and limited suppliers, by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a Binomial, Black-Scholes or other estimation model such as a trinomial barrier option model after taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.

Fair value and hierarchy of financial instruments

The Consolidated Entity is required to classify financial instruments, measured at fair value, using a three level hierarchy, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.

The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of useful lives of assets

The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Long service leave provision

Per note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Consolidated Entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported, when the accounting is finalised.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	57

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information

MOKO Social Media Limited is organized into four operating segments: Mobile Social, Mobile Advertising, Mobile Content and Mobile Commerce. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

The CODM reviews EBITDA (earnings before interest, tax, depreciation and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

The information reported to the CODM is on at least a monthly basis.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Mobile Social	MOKO’s proprietary mobile social networks and community/chat products
Mobile Advertising	MOKO’s own proprietary mobile performance ad network and customised mobile publishing division
Mobile Content	MOKO’s UK division that bundles and sells mobile content and entertainment products direct to mobile consumers (inactive)
Mobile Commerce	MOKO’s subsidiary e-commerce platform. Sales volumes and average revenue per user grew via diversified marketing channels and product range

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment receivables, payables and loans are eliminated on consolidation.

Basis of segmentation

The basis of segmentation for the financial year has changed where general administrative and corporate expenses are now allocated to Mobile Advertising rather than to Mobile Social where they were previously. The prior period has been restated. This change is effective 1 July 2013 and reflects the Board’s view that Mobile Advertising now consumes the general administrative and corporate resources of the Group consistent with MOKO’s narrowed strategic focus.

58	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information (continued)

Operating segment information

Continuing operations
Consolidated - 30 June 2014	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$
Total segment revenue	3,102,132	882,393	(30,945)	4,274,571	-	8,228,151

EBITDA	(13,865,990)	575,052	(25,778)	(210,422)	-	(13,527,138)

Depreciation and amortisation	(1,224,238)	-	-	-	-	(1,224,238)
Interest income	128	147,561	-	2,441	(45,280)	104,850
Finance costs	(3,838)	-	-	(45,280)	45,280	(3,838)
Loss before income tax expense						(14,650,364)
Income tax benefit						1,053,905
Loss after income tax expense						(13,596,459)

Assets	15,017,068	425,836	122,804	363,043	(695,294)	15,233,457
Liabilities	2,917,584	75,248	333,534	945,687	(655,294)	3,616,759

Continuing operations
Consolidated - 30 June 2013	Mobile Advertising	Mobile Social	Mobile Content	Mobile Commerce	Intersegment eliminations/ unallocated	Total
	$	$	$	$	$	$

Total segment revenue	4,400,611	1,251,864	368,118	-		6,020,593

EBITDA	(4,142,695)	(244,275)	(45,636)	-		(4,432,606)

Depreciation and amortisation						(1,067,523)
Other income						8,813
Finance costs						(210,572)
Loss before income tax expense						(5,701,888)
Income tax benefit						990,594
Loss after income tax expense						(4,711,294)

Assets	8,587,252	252,608	102,012	-	(962,642)	7,979,230
Liabilities	5,641,358	103,092	288,531	-	(927,123)	5,105,858

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	59

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 4: Segment information (continued)

Geographical information

	Continuing operations
	Australia	Europe	Asia	US	TOTAL
Consolidated - 30 June 2014	$	$	$	$	$

Sales to external customers	5,070,193	(26,375)	3,931	3,180,402	8,228,151
Add: Interest income	104,513	-	-	337	104,850
Add: Other income and revenue	282,148	-	-	-	282,148
Add: Fair value gain on deferred contingent consideration	-	-	-	383,933	383,933
Less: Cost of providing services	(3,360,361)	4,750	(4,922)	(3,176,287)	(6,536,820)
Less: Expenses *					(16,058,721)
Loss after income tax expense					(13,596,459)

Assets	10,109,347	14,655	-	5,109,455	15,233,457
Liabilities	1,188,968	205,106	-	2,222,685	3,616,759

* Overhead expenses are not associated to any one particular segment.

	Continuing operations
Consolidated - 30 June 2013

Sales to external customers	698,309	1,056,345	177,756	4,088,183	6,020,593
Add: Other Income and revenue	8,813	-	-	-	8,813
Add: Fair value gain on deferred contingent consideration					1,829,653
Less: Cost of providing goods and services	(293,407)	(587,072)	(734,228)	(2,715,460)	(4,330,167)
Less Expenses *					(8,240,186)
Loss after income tax expense					(4,711,294)

Assets	1,766,346	166,561	12,620	6,033,703	7,979,230
Liabilities	3,950,538	877,281	-	278,039	5,105,858

60	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 5: Revenue and income

	Consolidated
	2014	2013
	$	$
Revenue from continuing operations
Sale of goods	4,274,571	-
Rendering of services	3,953,580	6,020,593
	8,228,151	6,020,593

Interest received	104,850	8,813

Other income
Grants received	172,655	-
Income from Sales of Business	109,493	-
	282,148	-

Fair value gain on deferred contingent consideration	383,933	1,829,653

Note 6: Expenses

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	2014	2013
	$	$
Employee benefits expense
Salaries and wages	3,512,198	2,398,145
Superannuation & Work Compensation	284,322	112,301
Total employee benefits expense	3,796,520	2,510,446

Share based payments	5,144,968	434,743

Depreciation
Computer equipment	41,576	226,058
Furniture and fittings	899	1,480
Total depreciation	42,475	227,538

Amortisation
Computer software	3,065	34,978
Customer contracts	-	149,437
Capitalised product development	19,648	29,794
Intellectual Property	834,050	625,776
Customer database	325,000	-
Total amortisation	1,181,763	839,985

Total depreciation and amortisation	1,224,238	1,067,523

impairment expense
Goodwill	-	1,487,137

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	61

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 7: Income tax benefit

	Consolidated
	2014	2013
	$	$
Income tax expense
Current tax	469,277	222,734
Current tax - Research and Development tax offset	(1,082,953)	(1,008,231)
Deferred tax	(440,229)	-
Aggregate income tax benefit	(1,053,905)	(785,497)
Income tax benefit is attributable to: Loss/(profit) from continuing operations	(1,053,905)	(990,594)
Profit from discontinued operations	-	205,097
Aggregate income tax benefit	(1,053,905)	(785,497)

Prima facie tax on loss before income tax is reconciled to income tax expense as follows:
Loss from continuing operations before income tax benefit	(14,650,364)	(5,701,888)
Loss from discontinued operations before income tax benefit	-	(1,361,688)
	(14,650,364)	(7,063,576)
Prima facie tax refund on loss before income tax at 30%	(4,395,109)	(2,119,073)
Adjustment for jurisdictional differences in tax rates	1,429	92,950
Add tax effect of:
Non-allowable items	1,666,685	422,794
Non-assessable items	(142,638)	-
Tax losses and timing differences not brought to account (continuing operations)	2,898,681	1,317,582
Tax losses and timing differences not brought to account (discontinued operations)	-	303,384

Research and Development tax offset	(1,082,953)	(1,008,231)
Current tax expense	29,048	-
Adjustment recognised for prior periods	-	205,097
Income tax benefit	(1,053,905)	(785,497)

The $1,082,953 research and development tax offset was received on 22 November 2013 for a claim in accordance with the Commonwealth Government's Research and Development Tax Incentive Regime which has been in operation since 1 July 2011, the 45% refundable tax offset is available to companies that have grouped aggregated turnover of less than $20million.  There is no cap on R&D expenditure.

Recognised deferred tax assets:
Share based payments – non qualified plan	427,719	-

Tax losses not recognised:

Tax losses carried forward	18,027,944	9,737,091
Other Temporary differences not recognised	3,854,686	1,209,025
Unused tax losses for which no deferred tax has been recognised	21,882,630	10,946,116
Potential tax benefit at notional rate of tax (30%)	6,564,789	3,283,835

No amounts have been recognised for deferred tax on unutilised tax losses as it is not yet probable that future taxable amounts will be available against which the Company will utilise these assets in future years.

62	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 8: Cash and cash equivalents

	Consolidated
	2014	2013
	$	$

Cash on hand	500	48
Cash at bank	9,877,511	2,519,138
	9,878,011	2,519,186

Note 9: Trade and other receivables

Trade receivables	840,676	845,145
Less: Provision for impairment of receivables	(55,804)	(21,247)
	784,872	823,898

Impairment of receivables

The Consolidated Entity has recognised a loss of $50,596 (2013: $21,247) in the statement of profit or loss and other comprehensive income in respect of impairment of receivables for the year ended 30 June 2014.

The ageing of the impaired receivables provided for above are as follows:

1-30 days	-	-
31-60 days	-	-
61-90 days	-	-
90+ days	55,804	21,247
	55,804	21,247

Movements in the provision for impairment of receivables are as follows:

Opening Balance	21,247	46,006
Additional provisions recognised	50,596	21,247
Reversal of impairment during the year	(16,039)	(46,006)
Closing Balance	55,804	21,247

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to $232,125 as at 30 June 2014 ($189,898 as at 30 June 2013).

The Consolidated Entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

31-60 days	104,235	24,550
61-90 days	52,185	23,862
90+ days	75,705	141,486
	232,125	189,898

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	63

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 10: Other current assets

	Consolidated
	2014	2013
	$	$
Other debtors	142,980	135,253
Deposit	70,000	-
Prepayments	228,716	17,983
	441,696	153,236

Note 11: Property, plant and equipment

Consolidated	Computer equipment	Furniture and fittings	Total
2013

Cost	599,527	185,156	784,683
Accumulated depreciation	(526,865)	(185,156)	(712,021)
Balance at 30 June 2013	72,662	-	72,662

Reconciliation
Balance at 1 July 2012	335,934	457,405	793,339
Additions	3,013	74,397	77,410
Disposals	-	(74,405)	(74,405)
Derecognised on disposal of subsidiary	(34,755)	(337,267)	(372,022)
Depreciation expense	(231,242)	(90,642)	(321,884)
Effects of movements on foreign exchange rates	(288)	(29,488)	(29,776)
Balance at 30 June 2013	72,662	-	72,662

Consolidated
2014
Cost	634,982	40,777	675,759
Accumulated depreciation	(559,919)	(28,114)	(588,033)
Balance at 30 June 2014	75,063	12,663	87,726

Reconciliation
Balance at 1 July 2013	72,662	-	72,662
Acquisitions through business combinations	2,239	245	2,484
Additions	42,336	13,322	55,658
Depreciation expense	(41,576)	(899)	(42,475)
Effects of movements in exchange rates	(597)	(6)	(603)
Balance at 30 June 2014	75,064	12,662	87,726

64	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 12: Intangibles

Consolidated 2013	Computer software	Customer Contracts	Capitalised product development costs	Intellectual Property	Customer Database	Goodwill	TOTAL
	$	$	$	$	$	$	$

Cost	69,491	207,411	71,506	4,066,408	-	2,456,753	6,871,569
Accumulated amortisation/ impairment	(69,491)	(207,411)	(71,506)	(625,776)	-	(1,487,137)	(2,461,321)
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Reconciliation
Balance at 1 July 2012	22,775	149,437	29,794	-	-	772,675	974,681
Acquisitions through business combinations	-	-	-	3,510,918	-	1,551,627	5,062,545
Additions	12,444	-	-	-	-	-	12,444
Amortisation expense	(34,978)	(149,437)	(29,794)	(625,776)	-	-	(839,985)
Impairment expense	-	-	-	-	-	(1,487,137)	(1,487,137)
Effects of movements on foreign exchange rates	(241)	-	-	555,490	-	132,451	687,700
Balance at 30 June 2013	-	-	-	3,440,632	-	969,616	4,410,248

Consolidated
2014
Cost	75,839	207,411	110,803	3,932,447	-	1,832,342	6,158,842
Accumulated amortisation	(72,556)	(207,411)	(91,154)	(1,459,826)	-	(714,462)	(2,545,409)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

Reconciliation
Balance at 1 July 2013	-	-	-	3,440,632	-	969,616	4,410,248
Acquisitions through business combinations	-	-	39,297	49,470	325,000	179,727	593,494
Additions	6,348	-	-	-	-	-	6,348
Disposals	-	-	-	-	-	-	-
Amortisation expense	(3,065)	-	(19,648)	(834,050)	(325,000)	-	(1,181,763)
Effects of movements in exchange rates	-	-	-	(183,431)	-	(31,463)	(214,894)
Balance at 30 June 2014	3,283	-	19,649	2,472,621	-	1,117,880	3,613,433

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	65

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 12: Intangibles (continued)

Goodwill acquired through business combinations has been allocated to the following cash-generating units:

	Mobile Advertising (1)	Mobile Commerce (2)	Total
	$	$	$

Balance at 1 July 2013	969,616	-	969,616
Acquisitions through business combinations	-	179,727	179,727
Effects of movements on foreign exchange rates	(31,463)	-	(31,463)
Balance at 30 June 2014	938,153	179,727	1,117,880

The recoverable amount of the Group's goodwill allocated to Mobile Advertising has been determined by a value-in-use calculation at the cash generating unit level using a discounted cash flow model, based on a 2 year projection period approved by management and extrapolated for a further 3 years using a steady growth rate and a terminal value based on a long term average growth rate. The pre-tax discount rate of 40% p.a. was used to reflect management’s estimate of the time value of money and the risk adjusted costs of capital specific to the Mobile Advertising cash generating unit.

The Directors do not consider goodwill allocated to Mobile Commerce as significant to the total carrying value of Goodwill.

(1)	OfferMobi (‘OM’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognized in the statement of profit or loss and other comprehensive income during the period.

(2)	Deals I Love (Australia) Pty Ltd (‘DIL’)

The goodwill acquired on acquisition is deemed recoverable and no impairment expense has been recognised in the statement of profit or loss and other comprehensive income during the period.

Impairment expense

No goodwill was impaired and charged to the statement of profit or loss and other comprehensive income during the period (2013: $1,487,137).

66	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 13: Business combinations

Acquisition of Deals I Love (Australia) Pty Ltd

On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL). The acquisition represents a business combination and was made for the purpose of MOKO expanding into the growing mobile commerce sector.

DIL sells merchant product that is sourced internationally and domestically across the internet via pc’s and mobile interfaces through its website, www.dealsilove.com.au to large quantities of individual customers.

The share acquisition included a purchase of shares from a MOKO non-executive Director, Mr Johannes De Back, who after the acquisition has no further equity interest in DIL.

Under the terms of the acquisition MOKO was granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which bears interest of 10% per annum and is repayable on arms-length terms.

During the financial year, DIL contributed revenues of $4,274,571 and made a net loss after tax of $207,980 for the period of 1 July 2013 to 30 June 2014.

The business combination accounting is final and DIL is allocated to the Mobile Commerce segment in Australia.

	Carrying value	Fair value

Intangible assets	-	413,767
Property, plant and equipment	2,485	2,485
Cash and cash equivalents	36,958	36,958
Term deposit	70,000	70,000
Trade receivables	7,125	7,125
Inventory	1,264	1,264
Deferred Tax asset	381,091	-
Trade payables	(590,414)	(574,158)
Loans-shareholders	(60,000)	(10,000)
Loans-MOKO	(87,168)	(87,168)

Net assets acquired	(238,659)	(139,727)

Goodwill	179,727

Acquisition date fair value of total consideration transferred	40,000

Satisfied By

Consideration: options issued on 15 May 2014	40,000

Total	40,000

Acquisition expenses of $16,047 for legal fees and have not impacted this business combination accounting.

Goodwill of $179,727 represents expected growth opportunities for DIL from new marketing channels such as ‘direct to consumer’ and additional monetization opportunities from its user base, such as from mobile advertising.

Non-controlling interest at acquisition was immaterial with a deemed fair value of nil and determined on the basis that future economic benefits were unlikely to be realised but for the acquisition.

Fair value consideration was settled via 400,000 options exercisable at $0.10 each on or before 28 November 2015.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	67

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 14: Deferred contingent consideration

	Consolidated
	2014	2013
	$	$
Deferred contingent consideration	-	1,430,252

Reconciliation
	OfferMobi
Balance at 1 July 2013	1,430,252
Less: payments made – cash	(443,955)
Less: payments made – Shares	(602,364)
Less: Fair value gain on deferred contingent consideration	(383,933)
Balance at 30 June 2014	-

The fair value gain on deferred contingent consideration of $383,933 is the reversal, due to early settlement, of previously recognised deferred contingent consideration payable to Howmark Mobile, LLC. (“Howmark”) shareholders in relation to the August 2012 acquisition of the Mobile Advertising business, OfferMobi. MOKO’s settlement with Howmark occurred in October 2013.

Note 15: Trade and other payables

Trade payables	1,594,143	743,285
Other payables and accruals	969,468	1,071,259
	2,563,611	1,814,544

Note 16: Borrowings

Convertible notes (1)	-	205,699
Revolving line of credit (2)	-	930,691
	-	1,136,390

(1)	Director Johannes De Back’s loans were fully repaid by ordinary shares as part of the entitlement issued on 11 September 2013 (2,500,000 shares) and 15 May 2014 (2,500,000 shares).

(2)	The TCA secured Loan Facility of USD$850,000 was repaid in July 2013 and the debt facility was subsequently closed.

68	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 17: Employee benefits

	Consolidated
	2014	2013
Current

Employee benefits	276,920	134,048

Non-Current

Employee benefits	35,348	45,904

A provision has been recognised for employee benefits relating to annual leave and long service leave. The measurement and recognition criteria relating to employee benefits have been included in note 1 of this report.

Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The employee benefits are presented as current or non-current based on when the Consolidated Entity expects to settle the long service leave entitlements. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

Note 18: Provisions

	2014	2013
	$	$
Current
Claim provision	-	264,912

The 2013 provision was settled as $173,385 in November 2013 and the remaining $91,527 was reversed to Other Income and Revenue in the statement of profit or loss in the 2014 year.

Note 19: Issued capital

	Consolidated
	2014	2013
	$	$

Fully paid ordinary shares 552,853,091 (2013: 374,873,050 shares)	41,679,662	24,656,473

(a) Ordinary shares

The followings movements in ordinary share capital occurred during the year:

Date	Details	Number of shares	Issue Price $	Amount $
1 July 2013	Opening Balance	374,873,050		24,656,473
9 July 2013	Share issue by placement	24,725,000	0.04	989,000
12 July 2013	Share issue by placement	11,525,000	0.04	461,000
18 July 2013	Share issue pursuant to Offer Mobi	1,297,300	0.05	64,865
25 July 2013	Share issue by exercise of options	1,440	0.1	144
5 August 2013	Share issue by exercise of options	3,100	0.05	155

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	69

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue by placement	11,250,000	0.04	450,000
11 September 2013	Share issue by placement	1,500,000	0.04	60,000
11 September 2013	Share issue on conversion of loan	2,500,000	0.04	100,000
12 September 2013	Share issue by placement	1,500,000	0.04	60,000
15 October 2013	Share issue by exercise of options	1,515,152	0.0477	72,273
15 October 2013	Share issue by exercise of options	23,660	0.05	1,183
21 October 2013	Share issue pursuant to Offer Mobi	1,250,000	0.17	212,500
23 October 2013	Share issue by placement	37,462,816	0.11	4,120,910
31 October 2013	Share issue in lieu of services	1,250,000	0.04	50,000
31 October 2013	Share issue by placement	181,818	0.11	20,000
6 November 2013	Share issue pursuant to Offer Mobi	508,130	0.123	62,500
8 November 2013	Share issue by exercise of options	500,000	0.05	25,000
15 November 2013	Share issue by exercise of options	5,000,000	0.042	210,000
19 November 2013	Share issue by exercise of options	550,313	0.05	27,516
19 November 2013	Share issue by exercise of options	100,000	0.12	12,000
29 November 2013	Share issue by exercise of options	600,000	0.12	72,000
29 November 2013	Share issue by exercise of options	350,000	0.05	17,500
4 December 2013	Share issue pursuant to Offer Mobi	937,500	0.28	262,500
4 December 2013	Share issue by exercise of options	880,000	0.05	44,000
4 December 2013	Share issue by exercise of options	2,593,750	0.05	129,688
19 December 2013	Share issue by exercise of options	12,075	0.05	604
19 December 2013	Share issue by exercise of options	200,000	0.1	20,000
9 January 2014	Share issue by exercise of options	750,000	0.05	37,500
14 January 2014	Share issue by exercise of options	100,000	0.17	17,000
14 January 2014	Share issue by exercise of options	50,000	0.12	6,000
22 January 2014	Share issue by exercise of options	1,200	0.05	60
22 January 2014	Share issue by exercise of options	15	0.05	1
22 January 2014	Share issue by exercise of options	300,000	0.05	15,000
22 January 2014	Share issue by exercise of options	385,000	0.05	19,250
28 January 2014	Share issue by exercise of options	200,000	0.05	10,000
28 January 2014	Share issue by exercise of options	200,000	0.12	24,000
30 January 2014	Share issue by exercise of options	2,000,000	0.03	60,000
17 February 2014	Share issue by exercise of options	2,581	0.05	129
19 March 2014	Share issue by exercise of options	52,817	0.05	2,641
19 March 2014	Share issue by exercise of options	22,183	0.05	1,109
28 March 2014	Share issue by exercise of options	79,661	0.12	9,559
28 March 2014	Share issue by exercise of options	2,667	0.05	133
28 March 2014	Share issue by exercise of options	4,857	0.05	243
28 March 2014	Share issue by exercise of options	25,000	0.05	1,250
28 March 2014	Share issue by exercise of options	166,667	0.05	8,333
28 March 2014	Share issue by exercise of options	500,000	0.06	30,000
4 April 2014	Share issue by placement	36,909,524	0.21	7,751,000
4 April 2014	Share issue by placement	1,190,476	0.21	250,000
11 April 2014	Share issue by exercise of options	250,000	0.05	12,500

70	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Date	Details	Number of shares	Issue Price $	Amount $
23 April 2014	Share issue by exercise of options	600,000	0.05	30,000
9 May 2014	Share issue by exercise of options	350,000	0.05	17,500
15 May 2014	Share issue by exercise of options	2,500,000	0.04	100,000
19 May 2014	Share issue by exercise of options	83,333	0.12	10,000
30 May 2014	Share issue by exercise of options	350,000	0.12	42,000
13 June 2014	Share issue by exercise of options	550,000	0.155	85,250
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	50,000	0.12	6,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.12	12,000
13 June 2014	Share issue by exercise of options	100,000	0.17	17,000
13 June 2014	Share issue by exercise of options	250,000	0.12	30,000
13 June 2014	Share issue by exercise of options	1,000,000	0.042	42,000
13 June 2014	Share issue by exercise of options	4,000,000	0.12	480,000
18 June 2014	Share issue by exercise of options	2,250,000	0.12	270,000
18 June 2014	Share issue by exercise of options	2,000,000	0.12	240,000
18 June 2014	Share issue by exercise of options	1,000,000	0.12	120,000
23 June 2014	Share issue by exercise of options	3,000,000	0.12	360,000
25 June 2014	Share issue by exercise of options	5,000,000	0.12	600,000
27 June 2014	Share issue in lieu of services	500,000	0.22	110,000
30 June 2014	Share issue by exercise of options	100,000	0.17	17,000
30 June 2014	Share issue by exercise of options	250,000	0.05	12,500
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000
30 June 2014	Share issue by exercise of options	200,000	0.12	24,000
30 June 2014	Share issue by exercise of options	100,000	0.12	12,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	150,000	0.12	18,000
30 June 2014	Share issue by exercise of options	125,000	0.12	15,000
30 June 2014	Share issue by exercise of options	1,100,000	0.12	132,000
30 June 2014	Share issue by exercise of options	300,000	0.12	36,000
30 June 2014	Share issue by exercise of options	137,006	0.12	16,441
	Capital raising costs	-		(1,683,747)
30 June 2014	Closing Balance	552,853,091		41,679,462

(b) Performance shares

Date	Details	Number of Shares	Issue Price	Amount $	Variation Price
28 November 2013	Share issue to Director pursuant to shareholder approval	20,000,000	$0.00001	200	$0.10

A Performance Share Plan was approved by shareholders at MOKO’s 2013 Annual General Meeting and involves the issuance of a new class of ordinary shares (“Performance Shares”) to eligible participants for their market value assessed by an independent expert and based on the rights and conditions attached to the Performance Shares (the “Issue Price”) by means of a payment to the Company of the Issue Price.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	71

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Performance Shares remain outstanding for a period equal to earlier of 3 years from the date of original purchase or the occurrence of the relevant Performance Event (such earlier date, the “End Date”). If the Performance Shares have not been ‘varied’ by the End Date, which can include events such as termination, the VWAP share price hurdle having been met, a takeover offer among others (any such event, a “Variation Event”) then the Performance Shares will be redeemed by the Company for their Issue Price. If a Variation Event does occur prior to the End Date, the holder has twelve months from the date of the Variation Event to provide notice and payment (a “Variation Payment”) to the Company.

Upon payment of the Variation Payment to the Company, the relevant Performance Shares will rank pari passu all with existing ordinary shares of the Company and trade together in the public market. On the other hand, at no time prior to a Variation Event will the holder be permitted to transfer any Performance Shares, and no dividend or voting rights will attach to any Performance Shares unless and until varied. In the event that the Variation Event does not occur prior or upon to the End Date, the Company will pay the Issue Price that it received from the holder for the applicable Performance Shares and then redeem and cancel those Performance Shares.

The total number of Performance Shares issued under the Performance Share Plan, taken together with Performance Shares and options issued during the previous five years pursuant to an employee share plan extended to directors, employees or eligible contractors of the Company, may not exceed five percent of the total number of outstanding ordinary shares.

Mr. McCann was issued 20.0 million Performance Shares at an Issue Price of $0.00001 per ordinary share with End Date of the third anniversary of issuance, Variation Payment of $0.10 per ordinary share and the Variation Event being the 90 day VWAP of our ordinary shares exceeding $0.40 per share.

(c) Options

Options granted

During the year, the Company granted the following options over unissued ordinary shares:

Table A – Options granted over unissued ordinary shares

Class	Expiry Date	Exercise Price	Number of Options
(MKBAO) Employee Unlisted Options	31-Jul-16	$0.17	3,850,000
(MKBAO) Unlisted Options	24-Oct-15	$0.155	4,000,000
Unlisted Options	31-Dec-14	$0.10	200,000
Unlisted Options	28-Nov-15	$0.40	16,000,000
Unlisted Options	28-Nov-15	$0.10	6,000,000
Unlisted Options	30-Jun-15	$0.03	1,000,000
Unlisted Options	30-Jun-15	$0.04	1,000,000
Unlisted Options	30-Jun-15	$0.02	1,000,000
Unlisted Options	30-Jun-15	$0.11	1,000,000
(MKBAW) Director and Employer Options	30-Jun-14	$0.12	400,000
(MKBAO) Employee Unlisted Options	31-Jul-16	$0.17	700,000
Unlisted Option	28-Nov-15	$0.10	400,000
Unlisted Option	31-Jan-16	$0.20	2,000,000
(MKBOA) Listed Options	13-Jun-15	$0.05	81,750,000
Total			119,300,000

72	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Table B - Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Class	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-16	$6.66	2,500	100,000
Employee Unlisted Options	30-Jun-16	$7.50	11,250	450,000
Employee Unlisted Options	30-Jun-16	$6.80	6,250	250,000
Employee Unlisted Options	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	31-Dec-15	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-16	$4.00	25,000	1,000,000
Total			364,250	14,570,000

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Table C – Unissued ordinary shares under option

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Options	30-Jun-15	$0.04	2,000,000
Unlisted Options	30-Nov-15	$0.10	500,000
Unlisted Director Options	30-Jul-16	$0.042	10,000,000
Unlisted Employee Options	31-Jul-16	$0.06	750,000
Unlisted Employee Options	31-Jul-16	$0.17	4,250,000
Unlisted options	24-Oct-15	$0.155	3,450,000
Unlisted Director Options	28-Nov-15	$0.40	16,000,000
Unlisted Director Options	28-Nov-15	$0.10	6,400,000
Unlisted options	30-Jun-15	$0.03	1,000,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	73

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Class	Expiry Date	Exercise Price	Number of Options
Unlisted options	30-Jun-15	$0.04	1,000,000
Unlisted options	30-Jun-15	$0.02	1,000,000
Unlisted options	30-Jun-15	$0.11	1,000,000
Unlisted options	31-Jan-16	$0.20	2,000,000
Listed Options (MKBOA)	13-Jun-15	$0.05	145,811,886
Unlisted Options over American Depositary Shares	Refer to table B		14,570,000
Total			209,731,886

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Lapse of options

During or since the end of the financial year, the following options were lapsed:

Table D – lapsed options

Class	Expiry Date	Exercise Price	Number of Options
Employee Options	25-Jul-13	$0.10	1,800,000
Director Options	25-Jul-13	$0.10	3,000,000
Employee Options	25-Jul-13	$0.12	1,950,000
Director Options	25-Jul-13	$0.12	2,500,000
Unlisted Options	25-Jul-13	$0.20	2,916,668
Listed Options (MKBO)	25-Jul-13	$0.10	57,314,138
Total			69,480,806

Cancellation of options

During the year, the following options cancelled:

Table E – cancelled options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	3,050,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Total			3,550,000

74	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 19: Issued capital (continued)

Shares issued on the exercise of options

Table F – Shares issued on exercise of options

Class	Expiry Date	Exercise Price	Number of Options
Unlisted Employee Options	30-Jun-14	$0.12	21,650,000
Unlisted Options	30-Jun-14	$0.03	2,000,000
Unlisted Options	31-Dec-14	$0.10	200,000
Unlisted Options	30-Jun-15	$0.05	2,593,750
Unlisted Options	24-Oct-15	$0.155	550,000
Unlisted Options	6-Nov-15	$0.0477	1,515,152
Unlisted Director Options	30-Jul-16	$0.042	6,000,000
Unlisted Employee Options	31-Jul-16	$0.06	500,000
Unlisted Employee Options	31-Jul-16	$0.17	300,000
Listed Options	25-Jul-14	$0.10	1,440
Listed Options (MKBOA)	13-Jun-15	$0.05	5,682,135
Total			40,992,477

(d) Capital Management

When managing capital, the Board’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Board also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Board are constantly adjusting the capital structure to take advantage of favourable costs of capital or high return on assets. As the market is constantly changing, management may issue new shares, sell assets to reduce debt or consider payment of dividends to shareholders.

The Board has no current plans to issue further shares on the market.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position although there is no formal policy regarding gearing levels. The Consolidated Entity had nil borrowings at 30 June 2014 (2013: 1,136,390l).

The Consolidated Entity is not subject to any externally imposed capital requirements.

There were no changes in the Consolidated Entity’s approach to capital management during the year.

Note 20: Reserves

Foreign currency translation reserve

This reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

This reserve was used to recognise the value of share based payments.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	75

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 21: Accumulated losses

	Consolidated
	2014	2013
	$	$
Accumulated losses brought forward	(25,457,309)	(19,179,230)
Loss after income tax expense for the year	(13,472,361)	(6,278,079)
	(38,929,670)	(25,457,309)

Note 22: Share Based payments

Below are summaries of the movements of options during the year to key management personnel and employees:

2014 Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	(3,000,000)	-
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000		-	(1,800,000)	-
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	(2,500,000)	-
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	(1,950,000)	-
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	(3,000,000)	(3,050,000)	-
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	(18,250,000)	-	-
Director Options	14-Dec-12	30-Jul-16	$0.042	16,000,000	-	(6,000,000)	-	10,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	500,000	-	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	1,750,000	-	(500,000)	(500,000)	750,000
Employee Options	13-Sep-13	31-Jul-16	$0.17	-	3,850,000	(200,000)	-	3,650,000
Director Options	28-Nov-13	28-Nov-15	$0.40	-	16,000,000	-	-	16,000,000
Director Options	28-Nov-13	28-Nov-15	$0.10	-	6,000,000	-	-	6,000,000
Employee Options	25-Feb-14	30-Jun-14	$0.12	-	400,000	(400,000)	-	-
Employee Options	19-Mar-14	31-Jul-16	$0.17	-	700,000	(100,000)	-	600,000
Director Options	5-May-14	28-Nov-15	$0.10	-	400,000	-	-	400,000
Director Options	5-May-14	31-Jan-16	$0.20	-	2,000,000	-	-	2,000,000
Employee Options				-		-	-	-
				51,800,000	33,350,000	(28,450,000)	(12,800,000)	39,900,000
Weighted average exercise price				$0.09				$0.22

76	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

2013 Class	Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Employee Options	17-Dec-08	15-Dec-12	$0.20	2,165,000	-	-	(2,165,000)	-
Director Options	17-Dec-08	25-Jul-13	$0.10	3,000,000	-	-	-	3,000,000
Employee Options	15-Oct-09	25-Jul-13	$0.10	1,800,000	-	-	-	1,800,000
Director Options	19-Oct-09	25-Jul-13	$0.12	2,500,000	-	-	-	2,500,000
Employee Options	16-Dec-09	25-Jul-13	$0.12	1,950,000	-	-	-	1,950,000
Employee Options	26-Aug-11	30-Jun-14	$0.12	6,050,000	-	-	-	6,050,000
Director Options	27-Oct-11	30-Jun-14	$0.12	18,250,000	-	-	-	18,250,000
Director Options	14-Dec-12	30-Jul-16	$0.04	-	16,000,000	-	-	16,000,000
Employee Options	21-Dec-12	30-Nov-15	$0.10	-	500,000	-	-	500,000
Employee Options	21-Feb-13	31-Jul-16	$0.06	-	1,750,000	-	-	1,750,000
				35,715,000	18,250,000	-	(2,165,000)	51,800,000
Weighted average exercise price				$0.12				$0.09

The weighted average share price during the financial year was $0.21 (2013: $0.04).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 20.11 months (2013: 15.02 months).

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

2014 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$3.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$2.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$4.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$6.00	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$3.70	5,000	200,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$1.85	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$4.07	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	31-Dec-16	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	41,750	1,670,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$6.29	25,000	1,000,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.66	2,500	100,000

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	77

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

2014 Class	Grant Date	Expiry Date	Exercise Price (per ADS in US$)	Number granted (in ADSs)	Number granted (in ordinary shares)
Employee Unlisted Options	30-Jun-14	30-Jun-16	$7.50	11,250	450,000
Employee Unlisted Options	30-Jun-14	30-Jun-16	$6.80	6,250	250,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-14	$5.55	7,500	300,000
Employee Unlisted Options	30-Jun-14	31-Dec-15	$5.55	7,500	300,000
Total				339,250	13,570,000

Weighted average exercise price				USD$4.94	USD$4.94

There were no options issued over granted over American Depositary Shares in 2013.

The weighted average share price (ADS) was USD$7.61 based on the effective NASDAQ listing date of 27 June 2014 ((2013: Nil).

The weighted average remaining contractual life of options outstanding at the end of the financial year was 17.06 months (2013: Nil).

For the options granted to the key management personnel and employees during the current financial year, the fair value was measured at grant date using a Black-Scholes model that took account of the terms and conditions upon which the instruments were granted. Expected volatility reflects the historical volatility of the Company’s share price over the historical period commensurate with the expected term.

The valuation model inputs used to determine the fair value are as follows:

Options over fully paid ordinary MOKO shares for the key management personnel and employees

Grant date	Expiry date	Maximum life	Exercise price	Share price at grant date	Expected volatility	Risk free interest rate	Tradeable discount
13-Sep-13	31-Jul-16	2.88	$0.17	$0.13	88.06%	2.74%	20%
28-Nov-13	28-Nov-15	2.00	$0.40	$0.29	88.06%	2.76%	20%
28-Nov-13	28-Nov-15	2.00	$0.10	$0.29	88.06%	2.76%	10%
25-Feb-14	30-Jun-14	0.34	$0.12	$0.22	85.01%	2.71%	20%
19-Mar-14	31-Jul-16	2.37	$0.17	$0.22	85.01%	2.74%	20%
05-May-14	28-Nov-15	1.57	$0.10	$0.17	84.13%	2.71%	20%
05-May-14	31-Jan-16	1.74	$0.20	$0.17	84.13%	2.71%	20%

Options granted over American Depositary Shares (where one ADS = 40 Ordinary shares)

Grant Date	Expiry Date	Maximum life	Exercise Price (per ADS in US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
30-Jun-14	30-Jun-16	2.00	$2.00	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$3.00	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$2.00	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$4.00	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$6.00	$7.50	87.59%	0.29%	10%

78	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 22: Share Based payments (continued)

Grant Date	Expiry Date	Maximum life	Exercise Price (per ADS in US$)	Share price at grant date (US$)	Expected volatility	Risk free interest rate	Tradeable discount
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$3.70	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$1.85	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$4.07	$7.50	87.59%	0.29%	10%
30-Jun-14	31-Dec-16	2.51	$6.29	$7.50	83.10%	0.68%	10%
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$6.29	$7.50	51.12%	0.07%	10%
30-Jun-14	30-Jun-16	2.00	$6.66	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$7.50	$7.50	82.55%	0.47%	10%
30-Jun-14	30-Jun-16	2.00	$6.80	$7.50	82.55%	0.47%	10%
30-Jun-14	31-Dec-14	0.50	$5.55	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-14	0.50	$5.55	$7.50	51.12%	0.07%	10%
30-Jun-14	31-Dec-15	1.50	$5.55	$7.50	87.59%	0.29%	10%

All options were granted for no consideration and vested immediately

Those options granted to key management personnel have been identified in key management personnel disclosures (note 24) and the Remuneration Report in the Directors' Report. Shareholder approval was obtained for the grants of options to directors on 28 November 2013 and 5 May 2014.

Shares issued as compensation

Performance Shares

The terms and conditions of each grant of Performance Shares affecting remuneration of directors and other key management personnel in this financial year or future reporting years are as follows:

Number of Performance Shares	Grant Date	Vesting date	Expiry (End) date	Issue Price	Exercise (Variation) Price	Expected volatility	Risk Free interest rate	Tradable discount
20,000,000	28-Nov-13	28-Nov-15	28-Nov-16	$0.00001	$0.10	25.00%	2.76%	60%

Performance Shares granted carry no dividend or voting rights.

The fair value was measured at grant date using an American style, up and in, trinomial barrier option model that took account of the terms and conditions upon which the instruments were granted. The expected volatility reflects an assessment of the company’s 90 day Volume Weighted Average Price (VWAP) across the three year period preceding grant date (commensurate with the term), to adjust for the VWAP condition of the instrument. The tradability discount was determined after consideration of specific lack of marketability terms and conditions such as being unlisted instruments, vesting conditions such as ongoing employment, restricted transferability and escrow provisions.

No Performance Shares were issued in 2013.

Fully paid ordinary shares

No shares were issued to key management personnel or employees as compensation during the year (2013: nil).

For details of shares and options issued in lieu of services rendered, refer to issued capital disclosures (note 19) and non-cash investing and financing activities disclosures (note 23(b)).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	79

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 23: Cash flow information

	Consolidated
	2014	2013
	$	$

(a) Reconciliation of cash flow from operations with loss after income tax

Loss after income tax expense for the year	(13,596,459)	(6,278,079)

Adjustments for:

Depreciation and amortisation	1,224,238	1,161,869
Foreign exchange differences	32,284	586,125
Goodwill impairment expense	-	1,487,137
Share based payments and related costs	5,144,969	434,743
Fair value gain on deferred contingent consideration	(383,933)	(1,829,653)
Unwinding of the discount on deferred contingent consideration	-	104,018
Loss on disposal of AMH Group	-	761,020
Loss on disposal of non-current assets	-	89,660
Gain on reversal of Peekable payable	(91,527)	-
Income from Sale of Business	(109,493)	-

Changes in operating assets and liabilities:
Decrease in receivables	39,026	2,119,368
(Increase)/decrease in other assets	(294,159)	32,828
Increase / (Decrease) in payables	1,198,886	(590,960)
Increase / (Decrease) in provisions	(264,912)	(37,010)
Increase in current tax	461,072	279,808
(Increase)/decrease in deferred tax assets	(427,719)	-
(Decrease)/ increase in deferred tax liability	-	(89,750)
Net cash used in operating activities	(7,067,727)	(1,768,876)

(b) Non-cash investing and financing activities

On 10 August 2012, the Company acquired OfferMobi assets from Howmark Mobile, LLC. The fair value consideration was $4,547,173 comprising cash and equity. During the year, MOKO issued equity consideration of $602,365 through the issue of 3,992,930 fully paid ordinary shares to Howmark Mobile, LLC. (2013: $723,118 of 14,222,364 fully paid ordinary shares).

On 1 July 2013, MOKO Social Media Ltd completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (DIL).The fair value consideration was $40,000 comprising cash and equity. The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before 28 November 2015.

Refer note 13 for further details of these business combinations.

80	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 23: Cash flow information (continued)

During the year, the Company issued the following fully paid ordinary shares in satisfaction of convertible loan payable to director Johannes De Back:

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue on conversion of loan	100,000	0.04	2,500,000
15 May 2014	Share issue on conversion of loan	100,000	0.04	2,500,000

Refer note 16 for further details of convertible note funding.

During the year, the Company issued the following fully paid ordinary shares in satisfaction of professional fees payable to consultants of the Company:

Date	Details	Number of shares	Issue Price $	Amount $
31 October 2013	Share issue in lieu of services	1,250,000	0.04	50,000
27 June 2014	Share issue in lieu of services	500,000	0.22	110,000

These transactions ae not reflected in the statement of cash flows.

Note 24: Key management personnel disclosures

(a)	Directors

The following persons were directors of MOKO Social Media Limited during the financial year:

Greg McCann	-	Non Executive Chairman
Ian Rodwell	-	Managing Director and Chief Executive Officer
Johannes De Back	-	Non Executive Director
Peter Yates	-	Non Executive Director
Mark Hauser	-	Non-Executive Director (joined 1st February, 2014)

(b)	Key management personnel compensation

The aggregate compensation made to directors and other members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	2014	2013
	$	$

Short-term employee benefits	551,700	571,984
Post-employment benefits	36,775	35,185
Share based payments - Performance shares	493,205
Share based payments - Options	2,723,037	140,800
	3,804,717	747,969

Detailed remuneration disclosures can be found in Sections A-C of the remuneration report on page 18 to 23.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	81

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 24: Key management personnel disclosures (continued)

Ordinary shares	Balance at start of the year	Received during the year	Other changes during the year	Balance at end of the year
2014
G McCann	7,944,444	-	5,500,000	13,444,444
I Rodwell	3,707,917	-	2,000,000	5,707,917
J De Back	30,932,539	-	9,365,171	40,297,710
P Yates	40,472,926	-	7,690,476	48,163,402
M Hauser	-	-	-	-
	83,057,826	-	24,555,647	107,613,473
2013
G McCann	5,444,444	-	2,500,000	7,944,444
I Rodwell	3,382,917	-	325,000	3,707,917
J De Back	30,932,539	-	-	30,932,539
P Yates	34,308,371	-	6,164,555	40,472,926
	74,068,271	-	8,989,555	83,057,826

The numbers of options over ordinary shares in the Company held during the financial year by each director of the Company and other key management personnel of the Company, including their personally related parties, are set out below.

Options over ordinary shares	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Lapsed during the year	Forfeited/ Other changes during the year	Balance at the end of the year
2014
G McCann	12,000,000	6,500,000	(5,000,000)	(1,000,000)	-	12,500,000
I Rodwell	17,330,000	10,000,000	(7,000,000)	(3,005,000)	(7,000,000)	10,325,000
J De Back	25,107,143	11,400,000	(2,250,000)	(17,857,143)	-	16,400,000
P Yates	19,360,955	1,000,000	(5,000,000)	(10,196,400)	2,000,000	7,164,555
M Hauser (1)	6,000,000	2,000,000	-		-	8,000,000
	79,798,098	30,900,000	(19,250,000)	(32,058,543)	(5,000,000)	54,389,555
2013
G McCann	6,000,000	5,000,000	-	-	1,000,000	12,000,000
I Rodwell	12,005,000	5,000,000	-	-	325,000	17,330,000
J De Back	20,107,143	5,000,000	-	-	-	25,107,143
P Yates	12,196,400	1,000,000	-	-	6,164,555	19,360,955
	50,308,543	16,000,000	-	-	7,489,555	73,798,098

(1)	Options held on appointment (1 February 2014) (2,000,000 unlisted $0.04, expiry 30/06/2015, 1,000,000 unlisted $0.03, expiry 30/06/2015, 1,000,000 unlisted $0.04, expiry 30/06/2015, 1,000,000 unlisted $0.02, expiry 30/06/2015, 1,000,000 unlisted $0.11, expiry 30/06/2015)

82	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 25: Related party transactions

(a) Parent entity

MOKO Social Media Limited is the parent entity.

(b) Subsidiaries

Interests in subsidiaries are set out in note 26.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 24 and the remuneration report in the Directors’ Report.

(d) Transactions with related parties

The following transactions occurred with related parties:

On July 1, 2013, MOKO completed the acquisition of a controlling 51% share interest in a Sydney based e-commerce business, Deals I Love (Australia) Pty Ltd (“DIL”). The business combination was made for the purpose of MOKO expanding into the growing mobile commerce sector. The share acquisition included a purchase of shares from a MOKO non-executive director, Mr. Johannes De Back, who after the acquisition has no further equity interest in DIL. Acquisition date fair value of total consideration transferred was $40,000. The fair value consideration was settled by way of issue of 400,000 options exercisable at $0.10 each on or before 28 November 2015.

Under the terms of the acquisition, MOKO was also granted an option to acquire the remaining 49% of DIL and as a separate transaction agreed to loan funds to DIL for marketing purposes, which loan bears interest of 10% per annum and is repayable on arms-length terms. On November 7, 2013, Mr. Johannes De Back executed a personal letter of support to indemnify DIL in respect of its debts to a total liability value of $500,000 and which may only be revoked with DIL’s prior written agreement.

During the year ended June 30, 2014, Mr. De Back provided consulting services to MOKO through Dutchman Capital, of which he is a director, on normal commercial terms, for which Dutchman Capital was paid $39,000 in fees (2013: $156,045).

During the year ended June 30, 2014, the Company issued fully paid ordinary shares in satisfaction of convertible loans payable to director Johannes De Back (refer note 16 for further details of convertible note funding):

Date	Details	Number of shares	Issue Price $	Amount $
11 September 2013	Share issue on conversion of loan	100,000	0.04	2,500,000
15 May 2014	Share issue on conversion of loan	100,000	0.04	2,500,000

	Consolidated
	2014	2013
	$	$
Amounts recognised as expense
Company secretarial and accounting (1)	97,793	49,892
Total	97,793	49,892

(1) Andrew Bursill, Company secretary, is also an associate of Franks & Associates Pty Ltd who provides accounting and Company secretarial services to MOKO Social Media Limited. The contract between MOKO Social Media Limited and Franks & Associates is based on normal commercial terms.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	83

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 25: Related party transactions (continued)

(d)	Loans to/from related parties

Loans are made to/by the Parent Entity, MOKO Social Media Limited, to its wholly owned subsidiaries for capital purchases and working capital purposes. The loans outstanding between the Parent Entity and its subsidiaries have no fixed date of repayment and are non-interest bearing. Details of the Parent Entity’s interest in its subsidiaries are set out in note 27. The loans outstanding between the Moko and Deals I Love (Australia) Pty Ltd have no fixed date of repayment but with 10% interest bearing per loan agreement.

	Company
	2014	2013
	$	$
Non-Current
Loans to subsidiaries:
MOKO.mobi Inc	(572,875)	(305,588)
Deals I Love (Australia) Pty Ltd	535,280	-
All Night Media Limited	(120,014)	(125,845)
Total	(157,609)	(431,433)

No dividends were received from the subsidiaries in the 2014 or 2013 financial year.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 26: Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2014	2013
Statement of profit or loss and other comprehensive income	$	$
Loss after income tax	(12,914,498)	(5,708,811)

Total comprehensive income	(12,914,498)	(5,708,811)

Statement of financial position
Total current assets	9,704,387	1,794,926

Total assets	13,051,229	6,751,268

Total current liabilities	1,627,957	4,968,239

Total liabilities	1,663,004	5,014,144

Equity
Issued capital	41,679,662	24,656,473
Reserves	8,420,633	2,859,360
Accumulated losses	(38,712,070)	(25,797,571)

Total equity	11,388,225	1,718,261

84	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 26: Parent entity information (continued)

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2014 and 30 June 2013.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2014 and 30 June 2013.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Consolidated Entity, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at fair value, less any impairment, in the parent entity.

Note 27: Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following wholly-owned subsidiaries in accordance with the accounting policy described in note 1:

The entities and interests acquired are set out below:

		Entity interest
	Country of incorporation	2014	2013
Moko Mobi Inc	United States of America	100%	100%
All Night Media Limited	England	100%	100%
Paper Tree Limited	British Virgin Islands	100%	100%

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary with non-controlling interests in accordance with the accounting policy described in note 1:

Name	Country of incorporation	Parent Ownership interest	Non-controlling Ownership interest
Deals I Love (Australia) Pty Ltd	Australia	51%	49%

* The Non-controlling interest hold 49% of the voting rights of Deals I Love (Australia) Pty Ltd.

Summarised financial information

Summarised financial information of the subsidiary with non-controlling interests that are material to the Consolidated Entity are set out below:

Deals I Love (Australia) Pty Ltd
2014
$
Summarised statement of financial position
Current assets	136,447
Non-current assets	2,485
Total assets	138,932

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	85

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 27: Subsidiaries (continued)

Deals I Love (Australia) Pty Ltd
2014
$
Current liabilities	961,942
Non-current liabilities	-
Total liabilities	961,942
Net assets	(823,010)

Summarised statement of profit or loss and other comprehensive income
Revenue	4,274,571
Expenses	(4,527,831)

Profit before income tax expense	(253,260)
Income tax expense	-

Profit after income tax expense	(253,260)

Other comprehensive income	-

Total comprehensive income	(253,260)

Statement of cash flows
Net cash from operating activities	(416,697)
Net cash used in investing activities	-
Net cash used in financing activities	402,832

Net increase/(decrease) in cash and cash equivalents	(13,865)

Other financial information
Loss attributable to non-controlling interests	(124,098)
Accumulated non-controlling interests at the end of reporting period	(124,098)

Moko completed the acquisition of a controlling 51% share interest in Deals I Love (Australia) Pty Ltd on 1 July 2013.

86	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 28: Earnings per share

	2014	2013
	$	$
(a) Earnings per share from continuing operations
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(4,711,294)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents
Basic earnings per share	(2.85)	(1.54)

	2014	2013
	$	$
(b) Earnings per share from discontinued operations
Loss after income tax attributable to owners of MOKO Social Media Limited	-	(1,566,785)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents
Basic earnings per share	-	(0.51)

	2014	2013
	$	$
(c) Earnings per share from loss
Loss after income tax attributable to owners of MOKO Social Media Limited	(13,472,361)	(6,278,079)
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	472,906,543	306,882,356

	2014	2013
	cents	cents
Basic earnings per share	(2.85)	(2.05)

(d) Diluted earnings per share

Options issued to shareholders and related parties are considered to be potential ordinary shares and have been considered in the determination of diluted earnings per share. The calculation of dilutive earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings per share. Diluted earnings per share are therefore not different from basic earnings per share

Note 29: Contingencies

There were no contingent liabilities at 30 June 2014 (2013: $nil).

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	87

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 30: Commitments

Lease commitments - operating

Committed at the reporting date but not recognised as liabilities, payable:

Equipment Lease	Consolidated
	2014	2013
	$	$
Within one year	-	21,485
One and five years	-	-
More than five years	-	-
	-	21,485

Operating lease commitments include contracted amounts for computer equipment under non-cancellable operating leases expiring within one year, with an option to extend. On renewal, the terms of the leases are renegotiated.

During the year an amount of $40,983 (2013: $224,385) was recognised as an expense in profit or loss in respect of operating leases.

Rental Lease	Consolidated
	2014	2013
$	$	$
Within one year	242,086	-
One and five years	361,855	-
More than five years	-	-
	603,941	-

The Consolidated Entity leases its offices in United States of America and Australia. The US lease includes a lease for a New York office until December 2014 after which it becomes month by month and a three year lease commitment for an office in Alexandria, VA.

During the year an amount of $198,236 (2013: $216,111) was recognised as an expense in profit or loss in respect of operating rental leases.

Note 31: Events occurring after the statement of financial position date

Share Issues

Since 30 June 2014, the following fully paid ordinary shares were issued as follows:

•	On 1 July, 2014 (1 July, 2014 New York time), MOKO closed its U.S. Initial Public Offering and 1,100,000 ADS (representing 44,000,000 fully paid ordinary shares) were issued, and proceeds of USD$8,250,000 (before underwriting commissions and transaction costs) was received in cash;
•	the issue of 1,000,000 shares at $0.10 each through the exercise of options, raising $100,000 in cash;
•	the issue of 1,000,000 shares at $0.20 each through the exercise of options, raising $200,000 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 400,000 shares at $0.05 each through the exercise of listed options, raising $20,000 in cash;
•	the issue of 3,912 shares at $0.05 each through the exercise of listed options, raising $195.6 in cash;
•	the issue of 50,000 shares at $0.05 each through the exercise of listed options, raising $2,500 in cash;
•	the issue of 200,000 shares at $0.05 each through the exercise of listed options, raising $10,000 in cash; and
•	the issue of 1,000,000 shares at $0.05 each through the exercise of listed options, raising $50,000 in cash

Tagroom

On 29 September 2014, MOKO entered a Share Purchase Agreement to acquire 80% of the ordinary shares as a controlling interest in Tagroom Pty Ltd. Tagroom is a news and entertainment service that harnesses social, mobile and visual technologies used by contemporary consumers (www.tagroom.com). The acquisition brings with it three new senior team members experienced in the creation of viral media and shareable entertainment content for the important 18-30 year-old demographic.

88	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 31: Events occurring after the statement of financial position date (continued)

Being so close to the date of this report, the Directors consider it impracticable to estimate the preliminary business combination accounting.

No other matter or circumstance has arisen since 30 June 2014 that has or may significantly affect:

(a) MOKO Social Media Limited operations in future financial years, or

(b) The results of those operations in future financial years, or

(c) MOKO Social Media Limited’s state of affairs in future financial years.

Note 32: Auditor’s remuneration

During the year the following fees were paid or payable for services provided by the auditor:

	Consolidated
	2014	2013
	$	$
Audit services
Audit and review of financial reports – BDO	318,537	130,000
F1 review of financial reports – BDO	200,019	-
Tax advice - BDO	10,790	-
Audit and review of Paper Tree Limited – PKF UK	-	38,650

	529,346	168,650

Note 33: Discontinued operations

This note relates to the 2013 financial year.

(a)	Details of operations disposed

On 27 April 2013, the board of directors entered into a sales agreement to dispose of Antiphony Management Holdings Limited (AMH) and its operating subsidiaries (the AMH Group), which were incorporated in and operated mobile content businesses from, the United Kingdom. The sale was completed on 29 April 2013, on which date control of the business passed to the acquirer.

The business had been operating in a challenging market environment and was becoming cash flow intensive due to the high up-front marketing costs and lower margins with significant competitor activity, making it difficult for management to actively seek growth and maintain acceptable profitability.

The entities disposed of include:

-	Antiphony Management Holdings Limited
-	Cell Media International Limited
-	Blue Stream Mobile Limited
-	Mobgains Limited
-	Antiphony Limited
-	Southern Breeze Trading 3 (PTY) Ltd
-	American Mobile Ventures Limited

The gross sales consideration received was GBP1.00 ($2.00). Additional potential consideration of up to GBP2,125,000 ($3,204,644) has not been brought to account as it is contingent on business performance and unlikely to being received.

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	89

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 33: Discontinued operations (continued)

(b)	Financial performance of operations disposed of during the year (2014: Nil)

2013
$
Revenue	9,128,887
Content expenses	(7,545,664)
Expenses	(2,089,545)
Depreciation and amortisation	(94,346)
Loss before tax from discontinued operations	(600,668)

Income tax expense	(205,097)

Loss after income tax	(805,765)

Loss on disposal before income tax	(761,020)

Income tax expense	-

Loss on disposal after income tax	(1,566,785)

(Loss)/profit after income tax expense from discontinued operations	(1,566,785)

(c)	Assets and liabilities an cash flow information of disposed group

The major classes of assets and liabilities of AMH Group at 29 April 2013 were as follows:

2013
$
Cash and cash equivalents	86,549
Trade and other receivables	958,576
Other current assets	155,654
Property, plant and equipment	372,022
Total assets	1,572,801

Trade and other payables	1,499,391
Total liabilities	1,499,391

Net assets/ (liabilities)	73,410

90	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

Note 33: Discontinued operations (continued)

(d) Cash flow information of disposed group

2013
$
Operating activities	(316,504)
Investing activities – including payments for sale	(330,335)
Financing activities	(458,647)
Net cash (outflow) / inflow	(1,105,486)

(e) Consideration Paid

2013
$
Gross Sales Consideration	2
Less: Amounts payable on disposal	(422,700)
Less: Liabilities assumed	(264,912)
Net disposal consideration	(687,610)

Net Assets disposed of in AMH Group	(73,410)

Loss on disposal before income tax	(761,020)

(f) Net cash outflow on disposal

2013
$
Cash	(256,087)
Less: Cash and cash equivalents disposed of	(86,549)
Reflected in the consolidated statements of cash flows	(342,636)

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	91

DIRECTORS’ DECLARATION

The directors of the Company declare that:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•	the attached financial statements and notes thereto give a true and fair view of the Consolidated Entity's financial position as at 30 June 2014 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the directors

Greg McCann Chairman Date: 30 September 2014 Sydney, Australia	Ian Rodwell Managing Director Date: 30 September 2014 Virginia, USA

92	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 20 August 2014

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

(i)	Distribution schedule of shareholdings as at 20 August 2014

MKB – Fully paid Ordinary Shares

Range	Securities	%	No of Holders	%
100,001 and Over	544,825,732	90.87	509	12.07
10,001 to 100,000	50,301,290	8.39	1,141	27.05
5,001 to 10,000	2,439,284	0.41	295	6.99
1,001 to 5,000	1,594,985	0.27	597	14.15
1 to 1,000	395,712	0.07	1,676	39.73
Total	599,557,003	100	4,218	100

There were 2,021 holders of less than a marketable parcel of ordinary shares.

(ii)	Distribution schedule of options as at 20 August 2014

MKBO – Expiry 13 June 2015, Exercise Price $0.05

Range	Securities	%	No of Holders	%
100,001 and Over	139,276,306	95.98	128	36.26
10,001 to 100,000	5,587,707	3.85	98	27.76
5,001 to 10,000	132,002	0.09	16	4.53
1,001 to 5,000	94,806	0.07	34	9.63
1 to 1,000	17,153	0.01	77	21.81
Total	145,107,974	100	353	100

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	93

SHAREHOLDER INFORMATION

(iii) Distribution schedule of unlisted option holdings

Range	Options (1)	Options (2)*	Options (3)	Options (4)*	Options (5)*	Options (6)	Options (7)	Options (8)	Options (9)	Options (10)	Options (11)	Options (12)	Options (13)
100,001 & Over	1	1	2	3	9	6	3	2	1	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1	1	2	3	9	6	3	2	1	1	1	1	1

Number	Expiry Date	Exercise Price	Number under option
(1)	30-Jun-15	$0.04	2,000,000
(2)*	30-Nov-15	$0.10	500,000
(3)	30-Jul-16	$0.042	10,000,000
(4)*	31-Jul-16	$0.06	750,000
(5)*	31-Jul-16	$0.17	4,250,000
(6)	24-Oct-15	$0.155	3,450,000
(7)	28-Nov-15	$0.40	16,000,000
(8)	28-Nov-15	$0.10	6,400,000
(9)	30-Jun-15	$0.03	1,000,000
(10)	30-Jun-15	$0.04	1,000,000
(11)	30-Jun-15	$0.02	1,000,000
(12)	30-Jun-15	$0.11	1,000,000
(13)	31-Jan-16	$0.20	2,000,000

* Employee share options

Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

Unlisted Options granted American Depositary Shares (where one ADS = 40 Ordinary shares)

Range	ADS (1)	ADS (2)	ADS (3)	ADS (4)	ADS (5)	ADS (6)	ADS (7)	ADS (8)	ADS (9)	ADS (10)	ADS (11)	ADS (12)	ADS (13)	ADS (14)	ADS (15)	ADS (16)	ADS (17)	ADS (18)	ADS (19)
100,001 & Over	1	1	1	1	1	2	1	1	1	1	1	3	1	2	1	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-	-	3	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1	1	1	1	1	2	1	1	1	1	1	6	1	2	1	1	1	1	1

94	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

SHAREHOLDER INFORMATION

Number	Expiry Date	Exercise Price (USD$)	Number of Shares under option	Number of ADS under option
(1)	30-Jun-16	$2.00	1,000,000	25,000
(2)	30-Jun-16	$3.00	1,000,000	25,000
(3)	31-Dec-14	$2.00	1,000,000	25,000
(4)	31-Dec-14	$4.00	1,000,000	25,000
(5)	31-Dec-15	$6.00	1,000,000	25,000
(6)	30-Jun-15	$7.50	1,000,000	25,000
(7)	31-Dec-14	$3.70	200,000	5,000
(8)	31-Dec-14	$1.85	1,000,000	25,000
(9)	31-Dec-15	$4.07	1,000,000	25,000
(10)	31-Dec-16	$6.29	1,000,000	25,000
(11)	31-Dec-14	$6.29	1,000,000	25,000
(12)	30-Jun-16	$7.50	1,670,000	41,750
(13)	30-Jun-16	$6.66	100,000	2,500
(14)	30-Jun-16	$7.50	450,000	11,250
(15)	30-Jun-16	$6.80	250,000	6,250
(16)	31-Dec-14	$5.55	300,000	7,500
(17)	31-Dec-14	$5.55	300,000	7,500
(18)	31-Dec-15	$5.55	300,000	7,500
(19)	30-Jun-16	$4.00	1,000,000	25,000

B. Equity security holders

(i)	The names of the twenty largest holders of quoted equity securities are listed below:

Rank	Name Securities %	Securities	%
1	NATIONAL NOMINEES LIMITED	70,541,914	11.77%
2	EMROSE BV	38,182,539	6.37%
3	REEF INVESTMENTS PTY LTD	29,343,372	4.89%
4	GREATSIDE HOLDINGS PTY LTD	24,676,716	4.12%
5	J P MORGAN NOMINEES AUSTRALIA LIMITED	14,092,896	2.35%
6	FLORENCE PROPRIETARY LIMITED	12,694,444	2.12%
7	PERSHING AUSTRALIA NOMINEES PTY LTD	10,900,000	1.82%
8	REEF INVESTMENTS PTY LTD	10,100,000	1.68%
9	EARL FIDUCIARY AG	10,000,000	1.67%
9	OSIRIS CAPITAL INVESTMENTS PTY LTD	10,000,000	1.67%
10	WESTERN PACIFIC CORPORATE INVESTMENTS PTY LTD	8,166,668	1.36%
11	ANTHONIUS MARIA KOLENBERG	7,780,952	1.30%
12	ICE COLD INVESTMENTS PTY LTD	7,500,000	1.25%
13	CITICORP NOMINEES PTY LIMITED	7,235,887	1.21%
14	MR EDDIE SUGAR	5,820,189	0.97%
15	MR IAN MICHAEL RODWELL & MRS SIMONE ELIZABETH RODWELL	5,575,000	0.93%
16	MR IAN NIVEN GOLDIE	5,003,801	0.83%
17	HSN INVESTMENTS PTY LTD	4,511,761	0.75%
18	ROXTRUS PTY LIMITED	4,424,833	0.74%
19	BOWMAN INVESTMENT HOLDINGS PTY LTD	4,200,000	0.70%
20	MR ADRIAN KEITH CROOK & MRS SAMANTHA JANE CROOK	4,140,000	0.69%
	TOTAL TOP 20	294,890,972	49.18%

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	95

SHAREHOLDER INFORMATION

(ii) The names of the twenty largest holders of quoted options are listed below:

Rank	Name Securities %	Securities	%
1	GREATSIDE HOLDINGS PTY LTD	14,301,000	9.86%
2	REEF INVESTMENTS PTY LTD	10,565,000	7.28%
3	PERSHING AUSTRALIA NOMINEES PTY LTD	6,489,619	4.47%
4	NATIONAL NOMINEES LIMITED	6,164,701	4.25%
5	PURE INVESTOR PTY LTD	5,909,642	4.07%
6	EMROSE BV	5,000,000	3.45%
7	REEF INVESTMENTS PTY LTD	4,444,336	3.06%
8	MR JASVEER SINGH JESSY	4,128,888	2.85%
9	TRIPLE C CONSULTING PTY LTD	4,000,000	2.76%
10	MR EDDIE SUGAR	3,155,811	2.17%
11	ICE COLD INVESTMENTS PTY LTD	3,000,000	2.07%
12	CYBERTOP PTY LTD	3,000,000	2.07%
13	OSIRIS CAPITAL INVESTMENTS PTY LTD	2,854,763	1.97%
14	CAPPIG FINANCE PTY LTD	2,500,000	1.72%
15	MRS NADINE RUTH TOLCON	2,500,000	1.72%
16	FLORENCE PROPRIETARY LIMITED	2,500,000	1.72%
17	MR WILLIAM PERCIVAL REYNOLDS	2,350,000	1.62%
18	PARAKEET BAY PTY LTD	2,350,000	1.62%
18	MR GARY EDWARD WESTON	2,300,000	1.59%
18	ICE COLD INVESTMENTS PTY LTD	2,000,000	1.38%
19	MR PARAMJIT SINGH NAGRA & MRS SURINDER KAUR NAGRA	1,983,334	1.37%
19	ROXTRUS PTY LIMITED	1,924,833	1.33%
19	MRS JOAN KITCHIN	1,875,000	1.29%
20	HSN INVESTMENTS PTY LTD	1,656,851	1.14%
	TOTAL TOP 20	96,953,778	66.81%

96	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014

SHAREHOLDER INFORMATION

iii) Unquoted equity security holders

Range	Options (1)	Options (2)*	Options (3)	Options (4)*	Options (5)*	Options (6)	Options (7)	Options (8)	Options (9)	Options (10)	Options (11)	Options (12)	Options (13)
100,001 & Over	1	1	2	3	9	6	3	2	1	1	1	1	1
10,001 to 100,000	-	-	-	-	-	-	-	-	-	-	-	-	-
5,001 to 10,000	-	-	-	-	-	-	-	-	-	-	-	-	-
1,001 to 5,000	-	-	-	-	-	-	-	-	-	-	-	-	-
1 to 1,000	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	1	1	2	3	9	6	3	2	1	1	1	1	1

Greater than 20% holders
Mark Hauser	2,000,000	-	-	-	-	-	-	-	1,000,000	1,000,000	1,000,000	1,000,000	2,000,000
Florence Pty Ltd ATF McCann Super Fund	-	-	5,000,000	-	-	-	5,000,000	-	-	-	-	-	-
Hans De Back	-	-	-	-	-	-	-	400,000	-	-	-	-	-
Emrose BV	-	-	5,000,000	-	-	-	-	6,000,000	-	-	-	-	-
Triple C Consulting Pty Ltd	-	-	-	-	-	1,250,000	-	-	-	-	-	-	-
Cappig Finance Pty Ltd	-	-	-	-	-	1,000,000	-	-	-	-	-	-	-
Oska Nominees Pty Ltd	-	-	-	-	-	500,000	-	-	-	-	-	-	-
Mrs Sharon Fay Sheppeard	-	-	-	-	-	250,000	-	-	-	-	-	-	-
Mrs Natalie Joy Ruck	-	-	-	-	-	250,000	-	-	-	-	-	-	-
Mr Nicholas Alan Brownbill	-	-	-	-	-	200,000	-	-	-	-	-	-	-
Rodwell Family Superannuation Fund	-	-	-	-	-	-	10,000,000	-	-	-	-	-	-
Roadknight Investments (Australia) Pty Limited	-	-	-	-	-	-	1,000,000	-	-	-	-	-	-

*Employee share options

Details of holders of unlisted share options in the employee share option category are exempted from disclosure under Chapter Four of the ASX listing rules.

C. Substantial Shareholders

Moko has been notified of the following substantial shareholdings

Holder	Number of ordinary shares	% of total shares issued
Peter Yates	43,472,926	8.98%
Emrose BV	35,547,710	6.76%
Trevor Douglas Nairn	34,928,372	5.85%

D. Restricted Securities

The Company does not hold any restricted securities

MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014	97

SHAREHOLDER INFORMATION

E. Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(i)	Ordinary shares: Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of shareholders each shareholders entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Law, and has one vote on a show of hands and one vote per fully paid share on a poll.

(ii)	Options: No voting rights.

F. Listing Rule 4.10.13

MOKO Social Media Limited securities are quoted on the following exchanges:

ASX under the code MKB

NASDAQ under the code MOKO

98	MOKO SOCIAL MEDIA LIMITED FOR THE YEAR ENDED 30 JUNE 2014